Hewitt

Creating the Future of HR

Hewitt Associates, Inc. 2005 Annual Report


05074788


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We are one of the world's largest companies providing a total spectrum of integrated human resources (HR) outsourcing and consulting solutions which deliver measurable results.

We have spent the past three years investing in our future—expanding our service offering, extending our global footprint, and growing the work we do for our existing and new clients.

We are now the market leader with the most comprehensive, most flexible solutions—expertly tailored to the needs of each individual client.

We are well-positioned to excel with a clear focus on strengthening our performance to deliver on client and investor expectations around the world.

"Actively, Assertively, Creating the Future of HR."



Dale L. Gifford
Chairman and Chief Executive Officer

Dear Stockholders,

We succeeded on many levels in fiscal 2005—in the addition of major clients, in the expansion of our capabilities, and in reorganizing to make the best use of our capabilities for the benefit of our clients and our investors. Net revenues for the 2005 fiscal year increased 29%, to $2.84 billion. Excluding the effects of acquisitions and favorable foreign currency translations, revenues increased by 5%. But there was a cost associated with that success—and as a result, our financial performance in the year fell short of original expectations.

We could have passed on each of the important opportunities that we saw, and as a result had an easier and more profitable year, but doing so would have limited our future potential. Instead, we strengthened our offer and seized a first-mover position in the human resources business process outsourcing (HR BPO) market that promises to drive industry growth for many years and offers longer, stronger client relationships in larger contracts at attractive, long-term margins. We now are a more formidable company going forward.

Consistent across all our successes and challenges of this year was our commitment to heeding the voice of the client. We keyed our decisions and actions to the needs and expectations of our clients, and we emerged from a difficult year as the clear market leader.

Turning Point

We look upon fiscal 2005 as a turning point in our ability to meet client needs, generate profitable growth, and engage our associates.

In our *strategies*, we strengthened our commitment to providing Total HR Solutions through HR Consulting and Outsourcing.

In *structure*, we successfully completed the integration of Exult and implemented a reorganization that will help us become more efficient and responsive to the needs of our clients.

In *systems*, we improved our ability to offer better service, at the pace, place, and priority desired by our clients.

In *staffing*, we improved our resource management systems to enhance our ability to get work done most efficiently, at the lowest cost, using the best talent pools globally,

including doubling the number of employees we have in India to approximately 3,000.

In *skills*, we added to the flexibility and breadth of our capabilities.

In *scope*, we negotiated broader Outsourcing contracts worth $10 million to $30 million per year, up multiples from our more traditional Benefits Outsourcing contracts.

And in *scale*, we grew from six HR BPO contracts in 2004 to more than 30 in 2005, including those acquired through the Exult merger.

Lost in the glare of the largest merger in our history and the multitude of competitive wins in the HR BPO space was our extensive—and critically important—reorganization.

By taming the complexities of a highly matrixed global organization and creating clear accountabilities within our business lines, we became more client-focused, more agile in decision-making, more responsive in creating and delivering Total HR Solutions, and better prepared to reduce costs and drive profitable growth while nurturing a more satisfying experience for our associates.

Opportunity

Our Outsourcing business in fiscal 2005 was a story of less demand in one channel and more demand in another. Demand was lower than expected for stand-alone Benefits Outsourcing services, as clients often bundled benefits outsourcing into larger multi-process outsourcing deals. Meanwhile, we established ourselves as the clear market leader in HR BPO, signing 13 HR BPO contracts in the year, which was even higher than anticipated at the time of the Exult merger.

We also began to see signs of stronger client demand in Consulting in fiscal 2005, after several years of slower growth. We made improvements that we believe will accelerate in 2006—in North America, in Europe, in Asia-Pacific, and in Latin America. Our success in HR BPO will continue to drive opportunity for bundled and add-on Consulting work, and our Consulting relationships will continue to serve as a differentiator providing powerful entry points for new HR BPO work.

Management Confidence

There was a time when people asked us, "Is HR BPO a real opportunity?" The marketplace has answered: "Yes."

And then they asked us, "Can Hewitt be a player in this new growth category?" The marketplace has answered: "Yes."

Now they are asking, "Can Hewitt be profitable in this new business?" This answer will not come from the marketplace, but from us. And just as we were saying "Yes, absolutely" to the first two questions before all the votes were in, we are now saying "Yes, assuredly," before the proof is available.

We are exercising great diligence in managing the performance fundamentals of the business as a whole and each individual contract. We are creating scale that will generate higher margins and addressing overhead to manage our costs. And I have confidence in our projections based on the trajectories of our oldest HR BPO contracts, our more than 10 years of experience in Benefits Outsourcing, and the talent and commitment of our people.

Creating the Future

Going into fiscal 2005, we were the co-creators, with a handful of visionary clients, of an embryonic HR BPO practice. Coming out of 2005, we are the clear leader of a vibrant HR BPO marketplace that will transform the way corporations think about human resources in the decades ahead. The enhancements we've made to our offer and the improvements to our structure better equip us to serve a changing marketplace in which every deal is different, every relationship is collaborative, and every good idea begins with a client saying, "If only..."

Now it's a matter of execution. Our theme for 2006 is "executing with excellence." We will deliver on our client commitments with the highest quality. We will drive more rigor, discipline, and efficiency in every business process—with a concentration on improving results in cost management, forecasting, procurement, billings and collections, and contracting. And we will focus on the development and engagement of our associates, who carried the day through a year in which we asked the impossible from them more often than usual.

Thank You

I want to thank our investors, clients, and associates who stood by us in this year of mixed results, and who are moving forward with us into what promises to be a bright future. And I want to express my great appreciation for the opportunity to serve an organization in which disappointment is voiced not because the likelihood of higher profits is in doubt, but because the speed at which they occur—in any given year—is less than we all would have preferred.

We are moving confidently ahead, living our mission—to make the world a better place to work—every day. We're not just lifting a client burden or relieving a tension, but actively, assertively, creating the future of HR.



Dale L. Gifford
Chairman and Chief Executive Officer
December 1, 2005

A Story Worth Telling

This is a story that every company dreams of being able to tell. It's a story of being a key player in a broad industry movement that is building momentum at every turn and redefining an industry as it goes.

There is a clear logic to it.

There is a pervasive marketplace need.

There is an undeniable technology benefit.

There is obvious value creation in the form of enhanced capabilities plus dramatic cost reductions.

There is a sense of bold partnering between the industry innovator and its clients to conceive new industry standards that point the way to rapid adoption.

A key player in such a story can be both a catalyst and a beneficiary of this broad, redefining movement.

And at Hewitt, in fiscal 2005, we were able to live this story—again—from the center of a human resources movement that we helped start with our commitment to helping companies improve their HR services while reducing their HR costs.





Associates at work from Hewitt's Marriott team.


"HR solutions often go beyond cost savings, into driving essential business results."

Tony Chambliss, Consumer/Retail Industry Leader, Hewitt Associates

Meeting the needs of a diverse workforce

Marriott sought a way to increase HR's capability to meet the needs of a workforce that is both geographically and demographically diverse. For their business model to thrive, they needed to attract, cultivate, and retain a workforce that embodied the Marriott "Spirit to Serve" at every touchpoint. Hewitt provided the solution—a transformed HR Service Delivery model that strengthens the front-end of the talent supply chain, enables greater cultivation of talent within the chain, and provides enhanced capability to track talent. The result went beyond cost savings to an HR function that is prepared to drive greater business results, continually strengthen the Marriott brand, and further enable the Marriott "Spirit to Serve" for many years to come.



The clear logic? You do what you do best and let us do what we do best.

The pervasive marketplace need? The relentless business necessity to do more—better, faster, and for less.

The undeniable technology benefit? Innovation, features, and functionality that reflect all that we've learned about HR processes over the past 60-plus years.

The obvious value creation? Greater HR capability, higher predictability, smoother scalability, lower technology investments, and measurable cost reductions.

The bold partnering? That would be us and visionary innovators featured throughout this report.

Together, we are taking HR to places it has always strived to go—to places where there are clear-cut distinctions between the *strategy* of HR and the *administration* of HR programs. Once these distinctions are drawn, we can help our clients with strategy while taking on the administration.

A Hewitt processing facility.



"We r… point in our trans… n where outso… Hewitt was the n… logical step."

…ce President, Human Resources, International Paper

Less administration—more strategic contribution

…00 benefit plan combinations. Payroll for more than 200 locations. 120 union contracts. That's where the HR professionals at International Paper started. They standardized programs. They centralized and improved processes. They reduced their costs and cleared the way to focus on their new HR strategy to develop leadership and help meet the strategic goals of the business, and to improve service delivery. But, they wanted more. So they outsourced management of workforce administration, payroll, employee services, vendor administration, learning, the employee assistance program, relocation services, and drug testing to Hewitt. And that helped them cut their time spent on administration from 55% to 25%. Less time administering—more time for HR to help International Paper globalize its business capabilities to better serve its increasingly global clients.



Our Consulting expertise in Retirement, Health Care, and Talent and Organization drives more effective Outsourcing solutions. And our experience as one of the world's leading human resources outsourcing providers yields extensive data and real-time feedback that enhances our Consulting value.

Through our HR BPO business, we're taking all the core processes of HR—benefits, payroll, compensation, recruiting, learning and development, performance management, and more—and moving them into our expert hands.

In fiscal 2004, we were working with six HR BPO client partners; in fiscal 2005, that number expanded to more than 30. This is, indeed, the beginning and validation of a broad industry movement.

At the same time, it is a story that is not new to us at Hewitt. Because we took a similar path a dozen or so years ago when we began to work with a handful of companies to administer their benefit programs. Benefits outsourcing is now a mainstream outsourcing solution, and it is largely responsible for the growth of Hewitt from a $400 million partnership to a $2.8 billion corporation.

"Pushing this model even furthe
future direction for the HR prof

Bill MacGowan, Senior Vice President of Human Resources, Sun Microsystems


Setting the benchmark for global HR BPO

A common experience in how employees and managers access and use HR services. For more than 30,000 employees. In over 45 countries. A single platform. Flexible. Scalable. Using local language and local expertise. All for a company—Sun Microsystems—that was coming from a customized, high-touch service approach, and looking to add cutting-edge HR technology and a scalable cost model. Not the first HR BPO deal, or the biggest, but beyond a doubt the most authentically global. Hewitt was selected in a highly competitive bake-off involving 10 providers of HR BPO services. Workforce administration, recruiting, compensation administration, performance management, and learning were among the processes Sun began to transition to Hewitt in December 2004. In the years ahead, the Sun/Hewitt partnership will set the benchmark for HR BPO on a global scale.

unctionally and globally, is the

sion.

Members of Hewitt's Sun Microsystems team in a planning discussion.



For some years, there has been talk of outsourcing other HR processes in addition to benefits. In such talk, we could see that there was a new kind of HR future calling for a new kind of HR solution. There was an inevitability about this new future. It would attract powerful new players into our marketplace. And it would require someone to step up.

We stepped up.

We invested in new capabilities.

We tested new combinations of services.

We reorganized internally to better support our ability to serve the needs of our clients.

We partnered in new ways with our most forward-thinking clients. They brought their needs, their pressures, and their stress points. We brought a willingness to meet those challenges.

And then, by merging with Exult, we enhanced our integrated offer with an even greater depth and range of HR Outsourcing capability and Consulting expertise and a process and technology platform worthy of serving as an industry standard.

Associates collaborate on a new project.

"Hewitt's mission to make the world a better place to work aligns closely with Wachovia's mission to be the best, most trusted and admired financial services company."

Shannon McFayden, Head of Human Resources and Cor[illegible]achovia

Best-in-class HR services—lower HR costs

With over 92,000 employees providing financial services to 13 million households and business relationships, Wachovia knows that a service business is a people business, requiring quality HR services to ensure a community of engaged employees. For many years, Wachovia has partnered with Hewitt's HR Consulting and Outsourcing professionals to serve its growing employee population, including outsourcing benefits administration to Hewitt. In 2005, Wachovia broadened the partnership to include an expanded contact center, payroll, workforce analytics, and learning services in a new seven-year business process outsourcing agreement with Hewitt. The expanded partnership supports two of Wachovia's corporate priorities: organizational efficiency and employee engagement.

As a result, we began to notice that it was no longer just the visionary few who were talking about HR BPO; suddenly it was on the lips of HR professionals everywhere. Once again, we are both a catalyst for and beneficiary of a major movement sweeping through HR. We helped make it happen, and we are reaping the benefits.

Having established the viability of HR BPO and our leadership in this category, we are now tightly focused on the excellence of our execution.

As we partner with more clients, and as we push further into what are typically seven- to ten-year relationships...

There are technology-driven efficiencies.

There are the growing advantages of global sourcing.

There are economies of scale.

There are key learnings applied from ongoing operational experience.

There are capabilities we can offer clients to help with their talent issues.

And we are driving forward in all of these areas to increase the value for our clients as we enhance our own margins.



"We had hundreds of documente[d] ... them by two-thirds."

Ed Cotter, Senior Vice President, Human Resources, Sony Electronics

Sharing ideas within Hewitt's Sony Electronics team.



Pioneering outsourcing relationship paying off as designed

The year 2000. Ed Cotter is looking at all the administration that has crept into HR, and all the technology that's changing so fast; and he's thinking: transformation! The HR experts at Hewitt are thinking likewise. At the same time, Sony Electronics—where Ed is Senior Vice President, Human Resources—is on the move to effect a Web-based culture. And suddenly a plan comes together to create one of the pioneering HR business process outsourcing agreements. Designed as a modular approach to add services over time. Benefits. Compensation. Workforce administration. Recruiting administration. Succession planning. A personalized Web portal for new hires, employees, managers, and Sony's HR professionals. An integrated customer service center. And later, payroll. In 2005, Sony and Hewitt crossed the three-year mark in their multi-process relationship, with lower costs, better service, and more time for Sony's HR team to spend on driving organizational performance.

HR policies; we immediately cut



Our business is not about being a provider of stand-alone HR Outsourcing and HR Consulting services; it's about delivering solutions to help our clients generate powerful business results while solving their most complex challenges.

It's our Total HR Solutions approach—integrating our deep understanding of client needs, 60-plus years of HR expertise, and knowledge of how HR works, with the most comprehensive range of HR services available to deliver results that are unsurpassed.

The need for Total HR Solutions is real. And we have the answer, as we saw with benefits and are now seeing with the rest of HR processes. The value of our solutions is quantifiable—in terms of capabilities, predictability, scalability, technology exposure, cost reduction, and positive impact on business results.

And the momentum of Total HR Solutions will continue, with Hewitt as both a catalyst and a beneficiary.

It's a story we never tire of telling.



"We look for partners who understand the complexity of managing global rewards philosophies."

Ron Miller, Corporate Vice President of Team Global Awards, Motorola, Inc.

Integrated consulting, communication, and delivery—globally

With more than half of its sales outside the United States, Motorola thinks globally, whether the subject is its vision of Seamless Mobility or the day-to-day needs of its 68,000 people in 73 countries around the world. With Hewitt's help, Motorola can develop a strategy, design a new program, devise a communication plan, and deliver the program globally. Organize a meeting in Asia-Pacific to evaluate benefits and compensation programs. Manage retirement programs in three regions of the world. Structure a global reward program for the sales organization. Support the HR component of merger-and-acquisition activity anywhere in the world. That's what Motorola and Hewitt are doing—globally.

Hewitt at a Glance

Outsourcing | Consulting

Health

Benefits

Retirement

HR BPO

Talent and Organization

Service Overview

We are one of the world's leading providers of human resources outsourcing and consulting services, helping companies around the world address their people, workforce, and operational HR issues and challenges. Fiscal 2005 marked our 24th year of consecutive revenue growth, with net revenues growing 29% to more than $2.8 billion. Excluding the effects of acquisitions and favorable foreign currency translations, our revenues increased 5%.

Our expertise in HR strategy, design, implementation, administration, and communication, developed through more than 60 years of experience, is broad and deep. The ability to integrate HR Outsourcing and Consulting services to provide clients with Total HR Solutions that deliver business results sets us apart.

Generating the majority of our revenues, our Outsourcing business provides the most comprehensive and flexible offer available to clients today through a broad range of HR BPO services including benefits, payroll, employee data management, recruiting, learning, compensation administration, and other HR services. The business is generally characterized by client relationships that have long-term contracts, annually recurring revenues, and high client retention rates. In fiscal 2005, our Outsourcing business grew 41% to $2.0 billion. Excluding the effects of acquisitions and favorable foreign currency translations, Outsourcing revenues increased 6%.

Our consultants work with companies around the world to define HR strategies and to design, communicate, and deliver HR programs. These programs cut across actuarial, retirement and health care benefits, compensation and total rewards, performance management, and change management. Our efforts help clients to lower costs while increasing their ability to meet business objectives. In fiscal 2005, our Consulting net revenues increased 6% to $818 million. Excluding the effects of acquisitions and favorable foreign currency translations, Consulting revenues increased 4%.

Growth Opportunities



>2,400
Consulting clients
>350
Benefits Outsourcing clients
>30
HR BPO clients
Benefits Outsourcing $/client
HR BPO $/client
Consulting $/client

We have unmatched scale and outstanding prospects for growth around the world. The new and emerging HR BPO market is large and under-penetrated. We feel that we are uniquely positioned to capitalize on this opportunity given our leadership position and ability to deliver Total HR Solutions to our clients. Additionally, one of the most important growth focuses for us will continue to be expanding relationships with existing clients. We have deep and lasting relationships with many of the world's leading companies. Today, in our Consulting business, we serve more than 2,400 companies. In Benefits Outsourcing, we have relationships with more than 350 companies. And in HR BPO, despite the fact that we are the clear market leader, we provide services to just over 30 companies today. We have the opportunity to expand our relationship with more than 2,500 client organizations. The size of the relationship multiplies as a client moves along the spectrum from Consulting services, to a Benefits Outsourcing engagement, to a broader HR BPO contract. Only a slight penetration of our existing client base provides substantial opportunity for growth.

Financial Highlights

Dollars in millions except per share amounts	Fiscal Year Ended September 30, 2005*	2004	2003	2002	2001
Net Revenues	**$ 2,840**	$ 2,205	$ 1,982	$ 1,716	$ 1,476
Operating Income	**$ 234**	$ 223	$ 178	$ 240	$ 186
Core Operating Income**	**$ 252**	$ 240	$ 217	$ 186	$ 113
Net Income	**$ 135**	$ 123	$ 94	$ 190	–
Core Net Income**	**$ 145**	$ 133	$ 118	$ 100	–
Diluted Earnings Per Share	**$ 1.19**	$ 1.25	$ 0.97	($ 0.27)	–
Core Diluted Earnings Per Share**	**$ 1.28**	$ 1.33	$ 1.19	$ 1.20	–
Total Assets	**$ 2,657**	$ 1,808	$ 1,604	$ 1,345	$ 830
Long-Term Portion of Debt and Capital Lease Obligations	**$ 299**	$ 201	$ 219	$ 236	$ 172

Market Price of Stock:+	2005* High	2005* Low	2004 High	2004 Low
First fiscal quarter	**$32.30**	**$25.32**	$31.00	$23.50
Second fiscal quarter	**$31.60**	**$26.25**	$35.80	$29.52
Third fiscal quarter	**$28.08**	**$23.94**	$32.85	$27.10
Fourth fiscal quarter	**$29.21**	**$26.27**	$28.18	$24.40

*The results of Exult, Inc. are included in the Company's results from the acquisition date of October 1, 2004.

**Core operating income, core operating margin, core net income, and core diluted earnings per share are non-GAAP ("GAAP" as defined by accounting principles generally accepted in the United States) financial measures. The Company believes this measure provides a better understanding of its underlying operating performance. Results on a core basis: 1) include estimated owner compensation expenses in the 2001 and 2002 fiscal periods prior to becoming a corporation (approximately $146 million in fiscal 2001, and $108 million for the first eight months of fiscal 2002—prior to incorporation); 2) exclude non-recurring expenses related to the Company's conversion to a corporate structure ($26 million in fiscal 2002); 3) exclude charges related to the amortization of the one-time, initial public offering-related grant of restricted stock to employees ($28 million, $39 million, $17 million, and $17 million in fiscal 2002 through 2005, respectively); and 4) exclude operating losses related to Sageo ($73 million in fiscal 2001). In fiscal 2001, the Company operated as a limited liability company, and as such did not report net income on a basis comparable with future periods. Margin is expressed as a percentage of net revenues.

+Hewitt Associates, Inc. completed its initial public offering on June 27, 2002. The Company's Class A common stock is listed on the New York Stock Exchange under the symbol "HEW." As of October 31, 2005, the Company had 868 stockholders of record of its Class A common stock, 32 stockholders of record of its Class B common stock, and 37 stockholders of record of its Class C common stock. The Company has not paid cash dividends on its common stock. The Company's Board of Directors reevaluates this policy periodically. Any determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements, terms of financing arrangements, and such other factors as the Board of Directors deems relevant.

Net Revenues
(dollars in millions)

■ Outsourcing □ Consulting



$1,476
$952
$524
$1,716
$1,115
$601
$1,982
$1,247
$734
$2,205
$1,432
$773
$2,840
$2,023
$818
2001
2002
2003
2004
2005

Operating Margin and
Core Operating Margin**

■ Operating Margin □ Core Operating Margin



12.6%
7.7%
14.0%
10.8%
9.0%
11.0%
10.1%
10.9%
8.2%
8.9%
2001
2002
2003
2004
2005

Net Income and
Core Net Income**
(dollars in millions)

■ Net Income □ Core Net Income



$190
$100
$94
$118
$123
$133
$135
$145
2002
2003
2004
2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with our consolidated financial statements and related notes, included elsewhere in this Annual Report. In addition to historical information, this discussion and analysis may contain forward-looking statements that involve risks, uncertainties and assumptions, which could cause actual results to differ materially from management's expectations. Please see additional risks and uncertainties described below, in "Note Regarding Forward-Looking Statements" which appears later in this section and in the Company's Annual Report on Form 10-K for the year ended September 30, 2005, in Item 1. under the heading "Risk Factors."

We use the terms "Hewitt," "the Company," "we," "us," and "our" to refer to the business of Hewitt Associates, Inc. and its subsidiaries. We use the term "owner" to refer to the individuals who were members of FORE Holdings LLC prior to its dissolution, most of whom are our employees. We refer you to Note 13 for additional information on FORE Holdings LLC.

All references to years, unless otherwise noted, refer to our fiscal years, which end on September 30. For example, a reference to "2005" or "fiscal 2005" means the twelve-month period that ended September 30, 2005. All references to percentages contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" refer to calculations based on the amounts in our consolidated financial statements, included elsewhere in this Annual Report. Prior period amounts have been reclassified to conform with the current year presentation.

Overview

Our strategic objectives of serving clients exceptionally well, having engaged and focused employees and creating a strong and growing business remained central to our focus in fiscal 2005. The following 2005 events illustrate actions taken toward successfully achieving these goals.

Exult Merger

On October 1, 2004 we completed the merger with Exult, Inc. ("Exult"), a leading provider of human resources business process outsourcing. Exult's results of operations are included in our historical results from this date. With our integration of Exult this past year, we have expanded our market leadership in human resources business process outsourcing and the scope and flexibility of our Human Resources Business Process Outsourcing ("HR BPO") capabilities so that we now have the flexibility either to take over a company's existing human resources operations and technologies or to migrate a company to our proprietary technologies, depending on which approach best meets our clients' needs and business objectives.

Some post-merger financial effects that we expect to see in future results include changes in business mix relating to the expansion of the HR BPO business. When we bring on new HR BPO clients, we typically assume their existing cost structure, including personnel and third party subcontractors, and work to transform the processes, systems and service delivery to reduce costs over time. As the HR BPO business grows within our Outsourcing segment, we expect near-term negative impacts on our firmwide and Outsourcing segment margins as we make investments in our HR BPO business infrastructure and upfront investments to implement new contracts and transform the underlying client processes. Margins are expected to improve as the initial HR BPO contracts mature and the average age of our HR BPO client contract portfolio increases.

Internal Reorganization

As we head into fiscal 2006, we are completing an internal reorganization that will improve our ability to deliver integrated total human resources solutions to clients. First and foremost, our realignment focuses on integration across operational areas, service areas and business regions. We expect this reorganization will foster better client and business connections, and allow us to share knowledge and leverage resources in the most effective way possible to build our overall business and deliver exceptional results for our clients.

In our Outsourcing segment, after the Exult merger, we integrated the operations of Benefits Outsourcing and HR BPO. We view the services delivered by these groups to be largely leveraged by shared operations and proprietary processes and methodologies. In the future, we anticipate that we will integrate further as a business group and focus on three critical client service areas—Core Process Management, Talent Management and Workforce Management—to ensure we're maintaining and evolving our depth of knowledge and delivery expertise across all of these areas. In addition, we believe this will help reinforce the links that already exist between our Outsourcing delivery and Consulting capabilities to create and provide more holistic client solutions.

In our Consulting segment, we brought together our separate Consulting lines of business into a single, global Consulting business group, under common global leadership. We have also combined our Retirement and Financial Management and Health Management service areas into a Benefits Consulting service to create opportunities for more innovation and change, finding efficiencies, building a more connected and integrated offer to the marketplace, as well as expanding career opportunities for our associates.

We have also realigned our client development sales organization. We have embedded sales and accounts teams into both the Consulting and Outsourcing segments to have sales associates closer to the business and the services we offer across multiple geographies. The realignment of the sales group within the segments was completed by the end of the fiscal year.

Benefits Outsourcing Market Changes

Throughout 2005, we noticed a shift in demand for our Benefits Outsourcing services. Our new clients are increasingly looking to bundle these services into broader outsourcing relationships as evidenced by the fact that each of the 13 HR BPO contracts signed in fiscal 2005 included at least one benefits service. We anticipate this trend will drive further integration of our service offerings to address our client needs. In addition, the trend provides significant growth potential for our HR Outsourcing services to extend beyond our core Benefits Outsourcing expertise. While we expect the Benefits Outsourcing service to continue to grow, we expect the shift in demand to broader HR BPO services will decrease the percentage of the total Outsourcing business that stand-alone Benefits Outsourcing services represents.

Historical Results of Operations

The following table sets forth our historical results of operations. Operating results for any period are not necessarily indicative of results for any future periods.

	Year Ended September 30,			% Change	
In thousands	2005[1]	2004	2003[2]	2005	2004
Revenues:					
Revenues before reimbursements (net revenues)	**$2,840,307**	$2,204,682	$1,981,656	**28.8%**	11.3%
Reimbursements	**58,143**	57,545	49,637	**1.0%**	15.9%
Total revenues	**2,898,450**	2,262,227	2,031,293	**28.1%**	11.4%
Operating expenses:					
Compensation and related expenses, excluding initial public offering restricted stock awards	**1,628,949**	1,412,908	1,266,931	**15.3%**	11.5%
Initial public offering restricted stock awards	**17,355**	16,733	39,010	**3.7%**	(57.1)%
Reimbursable expenses	**58,143**	57,545	49,637	**1.0%**	15.9%
Other operating expenses	**789,938**	431,912	396,009	**82.9%**	9.1%
Selling, general and administrative expenses	**169,790**	120,296	101,725	**41.1%**	18.3%
Total operating expenses	**2,664,175**	2,039,394	1,853,312	**30.6%**	10.0%
Operating income	**234,275**	222,833	177,981	**5.1%**	25.2%
Other expense, net	**(13,760)**	(14,974)	(17,340)	**(8.1)%**	(13.6)%
Income before income taxes	**220,515**	207,859	160,641	**6.1%**	29.4%
Provision for income taxes	**85,783**	85,015	66,364	**0.9%**	28.1%
Net income	**$ 134,732**	$ 122,844	$ 94,277	**9.7%**	30.3%

Segment Results

We provide services through our two business segments—Outsourcing and Consulting. The following table sets forth unaudited historical segment results for the periods presented. Operating results for any period are not necessarily indicative of results for any future periods.

	Year Ended September 30,			% Change	
In thousands	2005[1]	2004	2003[2]	2005	2004
Outsourcing					
Revenues before reimbursements (net revenues)	**$2,022,634**	$1,432,091	$1,247,234	**41.2%**	14.8%
Segment income	**253,474**	297,911	245,905	**(14.9)%**	21.1%
Segment income as a percent of segment net revenues	**12.5%**	20.8%	19.7%		
Consulting					
Revenues before reimbursements (net revenues)	**$ 817,673**	$ 772,591	$ 734,422	**5.8%**	5.2%
Segment income	**169,806**	126,064	136,380	**34.7%**	(7.6)%
Segment income as a percent of segment net revenues	**20.8%**	16.3%	18.6%		
Total Company					
Revenues before reimbursements (net revenues)	**$2,840,307**	$2,204,682	$1,981,656	**28.8%**	11.3%
Reimbursements	**58,143**	57,545	49,637	**1.0%**	15.9%
Total revenues	**$2,898,450**	$2,262,227	$2,031,293	**28.1%**	11.4%
Segment income	**$ 423,280**	$ 423,975	$ 382,285	**(0.2)%**	10.9%
Charges not recorded at the Segment level—					
Initial public offering restricted stock awards	**17,355**	16,733	39,010	**3.7%**	(57.1)%
Unallocated shared costs	**171,650**	184,409	165,294	**(6.9)%**	11.6%
Operating income	**$ 234,275**	$ 222,833	$ 177,981	**5.1%**	25.2%

[1] On October 1, 2004, we completed a merger with Exult and its results are included in our results from that date.

[2] On June 5, 2003, we acquired Cyborg Worldwide, Inc., and on June 15, 2003, we acquired substantially all of the assets of Northern Trust Retirement Consulting LLC. As such, their results are included in our results from the respective acquisition dates.

Consolidated Results
Fiscal Year Ended September 30, 2005

As a result of the merger with Exult on October 1, 2004, the results of operations for the years ended September 30, 2005 and 2004 are not comparable. In order to provide a more meaningful discussion of our 2005 results, the following table presents the audited historical results of Hewitt for the year ended September 30, 2005, and the unaudited pro forma results for the year ended September 30, 2004, as if the merger and consolidation had occurred on October 1, 2003. The unaudited pro forma combined income statement is presented for comparison purposes only and is not indicative of the results of operations that might have occurred had the merger actually taken place as of the dates specified, or that may be expected to occur in the future. Additionally, the unaudited combined pro forma income statement does not assume any benefits from cost savings or synergies and does not reflect any integration costs that the combined company realized or incurred after the merger. The discussion that follows is based upon comparing fiscal 2005 results with pro forma 2004 results. For a more detailed discussion of our pro forma results of operations, including reclassifications and adjustments, please refer to the "Pro Forma Results Reconciliation" later in this section.

	Year Ended September 30,			% of Net Revenues	
In thousands	2005	Pro forma 2004	% Change	2005	2004
Revenues:					
Revenues before reimbursements (net revenues)	**$2,840,307**	$2,662,252	6.7%	**100.0%**	100.0%
Reimbursements	**58,143**	57,545	1.0%	**2.0%**	2.2%
Total revenues	**2,898,450**	2,719,797	6.6%	**102.0%**	102.2%
Operating expenses:					
Compensation and related expenses, excluding initial public offering restricted stock awards	**1,628,949**	1,585,540	2.7%	**57.4%**	59.6%
Initial public offering restricted stock awards	**17,355**	16,733	3.7%	**0.6%**	0.6%
Reimbursable expenses	**58,143**	57,545	1.0%	**2.0%**	2.2%
Other operating expenses	**789,938**	689,314	14.6%	**27.8%**	25.9%
Selling, general and administrative expenses	**169,790**	159,298	6.6%	**6.0%**	6.0%
Total operating expenses	**2,664,175**	2,508,430	6.2%	**93.8%**	94.3%
Operating income	**234,275**	211,367	10.8%	**8.2%**	7.9%
Other expense, net	**(13,760)**	(16,964)	(18.9)%	**(0.5)%**	(0.6)%
Income before income taxes	**220,515**	194,403	13.4%	**7.7%**	7.3%
Provision for income taxes	**85,783**	79,705	7.6%	**3.0%**	3.0%
Net income	**$ 134,732**	$ 114,698	17.5%	**4.7%**	4.3%

Overview

In addition to our merger with Exult in 2005, there are two other acquisitions that have an effect on comparability between our fiscal 2005 and 2004 results. In May 2004, Exult acquired ReloAction, a relocation services company and in February 2004, we acquired the majority interest in our Puerto Rico operations, collectively, the "prior-year acquisitions." The results of the 2004 acquisitions are included in our results from their respective acquisition dates and as such are reflected in our fiscal 2005 results and a portion of our 2004 results.

As previously reported, two acquired HR BPO contracts were terminated earlier in the year which resulted in impairment charges of approximately $10 million in the second quarter. One of these contracts accounted for approximately $188 million of revenue in fiscal year 2005. This contract was substantially completed by the end of the fiscal year with minimal revenue and related direct expenses continuing into the first quarter of fiscal year 2006. A significant portion of the annual revenues on this contract (approximately $111 million) consisted of third party supplier revenues which were nominally profitable.

Net Revenues

Net revenues increased 6.7%, to $2,840 million for the year ended September 30, 2005, from $2,662 million in the pro forma prior year. Adjusting for the net favorable effects of foreign currency translation of approximately $27 million and the favorable effects of the prior-year acquisitions of approximately $18 million, net revenues grew 5.0% over the pro forma prior-year period.

The revenue growth was primarily related to increased services to new and existing clients in our HR BPO business, an increase of $48 million in HR BPO related third party supplier revenues, and, to a lesser extent, increases in revenue from our Benefits Outsourcing business as well as growth in our Consulting segment. Retirement and financial management grew in all regions, particularly in Europe and North America, and talent and organization consulting services grew year-over-year, primarily outside of North America.

Compensation and Related Expenses

Compensation and related expenses (which include personnel, supplemental staffing and related expenses) increased 2.7%, to $1,629 million for the year ended September 30, 2005, from $1,586 million in the pro forma prior year. As a percentage of net revenues, compensation and related expenses decreased to 57.4% from 59.6% in the pro forma prior year. The $43 million increase in compensation and related expenses was due to increases in wages, primarily Outsourcing personnel to support Outsourcing segment growth, severance-related expenses of $9 million due primarily to the internal realignment, the effects of foreign currency translation of $19 million, the Exult retention-related awards of $13 million, and compensation expenses related to the prior-year acquisitions of approximately $10 million. This increase was offset in part by reductions of performance-based compensation of $65 million and lower discretionary benefit plan expense of $25 million versus the pro forma prior year. Lower compensation and related expenses as a percentage of net revenues also reflects a higher proportion of net revenues managed by Hewitt and provided by third party suppliers, where the costs of third party suppliers are reported in other operating expenses.

Initial Public Offering Restricted Stock Awards

In connection with our initial public offering on June 27, 2002, we granted approximately 5.8 million shares of Class A restricted stock and restricted stock units to our employees. Compensation and related payroll tax expenses of approximately $101 million were recorded as initial public offering restricted stock award expense from June 27, 2002, through September 30, 2005, of which $17 million was recorded each year for the year ended September 30, 2005 and the comparable prior year. The remaining $11 million of unearned compensation as of September 30, 2005, will be recognized evenly through June 27, 2006, and adjusted for payroll taxes and forfeitures as they arise.

Other Operating Expenses

Other operating expenses (which include technology, occupancy and non-compensation related direct client service costs, including third party supplier costs) increased 14.6%, to $790 million for the year ended September 30, 2005, from $689 million in the pro forma prior year. As a percentage of net revenues, other operating expenses increased to 27.8% from 25.9% in the pro forma prior year. The $101 million year-over-year increase and increase in other operating expenses as a percentage of net revenues primarily reflects a higher mix of HR BPO services provided through contracted third party vendors and increased client service delivery expenses in HR BPO and Benefits Outsourcing.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses (which include promotion and marketing costs, corporate professional services, provisions for doubtful accounts and other general office expenses) increased 6.6%, to $170 million for the year ended September 30, 2005, from $159 million in the pro forma prior year. As a percentage of net revenues, SG&A expenses were 6.0% in both 2005 and the pro forma prior year. Included in SG&A in 2005 is a customer relationship intangible impairment charge of approximately $10 million recorded in the second quarter relating to two terminated client contracts. Excluding the impairment charges, SG&A expenses as a percentage of net revenues declined to 5.6% in the current year.

Other Expenses, Net

Other expenses, net (which includes interest expense, interest income, equity earnings on unconsolidated ventures and other income or expense) decreased 18.9%, to $14 million for the year ended September 30, 2005, from $17 million in the pro forma prior year. As a percentage of net revenues, other expenses, net declined to 0.5% in 2005, from 0.6% in the pro forma prior year. Increases in interest income on short-term investments and other accrued interest income in 2005, was offset in part by an increase in interest expense due to a higher level of debt primarily in connection with the Exult merger and a term loan credit facility in the U.K. to finance the build-out of the local office.

Provision for Income Taxes

The provision for income taxes was $86 million for the year ended September 30, 2005, compared to $80 million in the pro forma prior year, an increase of 7.6%. The increase in the provision for income taxes is due to higher income before income taxes in the current year partially offset by a decrease in the expected effective tax rate from 41% to 39%. The decrease in the effective tax rate primarily relates to an increase in reported earnings of our international subsidiaries and a reduction in the state income tax rate due to shifts in the locations where we provide services.

Fiscal Years Ended September 30, 2004 and 2003

	Year Ended September 30,			% of Net Revenues	
In thousands	2004	2003	% Change	2004	2003
Revenues:					
Revenues before reimbursements (net revenues)	$2,204,682	$1,981,656	11.3%	100.0%	100.0%
Reimbursements	57,545	49,637	15.9%	2.6%	2.5%
Total revenues	2,262,227	2,031,293	11.4%	102.6%	102.5%
Operating expenses:					
Compensation and related expenses, excluding initial public offering restricted stock awards	1,412,908	1,266,931	11.5%	64.1%	63.9%
Initial public offering restricted stock awards	16,733	39,010	(57.1)%	0.8%	2.0%
Reimbursable expenses	57,545	49,637	15.9%	2.6%	2.5%
Other operating expenses	431,912	396,009	9.1%	19.6%	20.0%
Selling, general and administrative expenses	120,296	101,725	18.3%	5.4%	5.1%
Total operating expenses	2,039,394	1,853,312	10.0%	92.5%	93.5%
Operating income	222,833	177,981	25.2%	10.1%	9.0%
Other expense, net	(14,974)	(17,340)	(13.6)%	(0.6)%	(0.9)%
Income before income taxes	207,859	160,641	29.4%	9.5%	8.1%
Provision for income taxes	85,015	66,364	28.1%	3.9%	3.3%
Net income	$ 122,844	$ 94,277	30.3%	5.6%	4.8%

Overview

The following discussion of results is for periods prior to the Exult merger and is based on the historical results of operations for those periods. During 2004 and 2003, we completed a number of acquisitions whose results are included in the consolidated financial statements from their respective acquisition dates. Please also see Note 5 to the consolidated financial statements for additional information on these acquisitions. Where the acquisitions had an effect on comparability, we have noted them in the analysis that follows.

Net Revenues

Net revenues increased 11.3%, to $2,205 million for the year ended September 30, 2004, from $1,982 million in the prior year. Adjusting for the effects of acquisitions of approximately $79 million and foreign currency translation of approximately $40 million, net revenues grew 5.2% in 2004. Net revenue growth was primarily due to increases in new core services in Benefits Outsourcing, an increase in one-time projects in Outsourcing and the addition of new HR BPO (formerly, Workforce Management) clients.

Compensation and Related Expenses

Compensation and related expenses increased 11.5%, to $1,413 million for the year ended September 30, 2004, from $1,267 million in the prior year. The $146 million increase in compensation and related expenses in 2004 was due to increases in employee headcount from 2004 and 2003 acquisitions, the effects of foreign currency translation, wage increases, and increases in Outsourcing personnel to support the growth of benefits administration outsourcing and HR BPO (formerly, Workforce Management) businesses. Excluding compensation expenses related to acquisitions of approximately $54 million and the unfavorable effects of foreign currency translation of approximately $21 million, compensation and related expenses grew 5.7% in 2004. As a percentage of net revenues, compensation and related expenses increased slightly in 2004 primarily due to lower than expected revenues relative to compensation increases in our retirement plan consulting business in Europe, offset by our continued effort to increase productivity and leverage technology within our benefits administration outsourcing business, increased productivity in certain of our discretionary consulting services and the leveraging of shared services personnel.

Initial Public Offering Restricted Stock Awards

In connection with our initial public offering on June 27, 2002, we granted approximately 5.8 million shares of Class A restricted stock and restricted stock units to our employees. Compensation and related payroll tax expenses of approximately $83 million were recorded as initial public offering restricted stock award expense from June 27, 2002 through September 30, 2004, of which $17 million was recorded in 2004 and $39 million in 2003. The decrease in the initial public offering restricted stock award expense in 2004 is a direct result of the timing of the vesting of the awards. Stock awards that vested over six months were fully expensed in early 2003, while the awards vesting over four years continue to be recognized into expense through June 27, 2006.

Other Operating Expenses

Other operating expenses increased 9.1%, to $432 million for the year ended September 30, 2004, from $396 million in the prior

year. As a percentage of revenue, other operating expenses declined slightly to 20.0% in 2004 from 20.9% in 2003. The $36 million increase in 2004 primarily reflects the inclusion of operating costs from our acquisitions, increased occupancy expenses in connection with a planned office relocation in the United Kingdom and increases in computer equipment repairs and maintenance, partially offset by lower depreciation on computer equipment. Adjusting for the effects of acquisitions, other operating expenses as a percentage of net revenues were 19.5% and 19.9% in 2004 and 2003, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses increased 18.3%, to $120 million for the year ended September 30, 2004, from $102 million in the prior year. The $19 million increase in SG&A expenses in 2004 resulted from the inclusion of SG&A costs from our 2004 and 2003 acquisitions, increased insurance costs and travel expenses. As a percentage of net revenues, SG&A expenses were 5.5% and 5.1% in 2004 and 2003, respectively. Adjusting for the effects of the acquisitions in 2004 and 2003, SG&A expenses as a percentage of net revenues were 5.3% and 4.9%, respectively.

Other Expenses, Net

Other expenses, net decreased by 13.6%, to $15 million for the year ended September 30, 2004, from $17 million in the prior year. As a percentage of net revenues, other expenses, net was 1% or less in both years. Interest expense was $19 million in 2004 and $20 million in 2003. The decrease in the interest expense in 2004 is primarily due to decreased principal balances on our fixed rate long-term debt.

Provision for Income Taxes

The provision for income taxes was $85 million in 2004 and $66 million in 2003. The increase in the provision reflects the increase in pre-tax earnings in 2004. The effective tax rate was 41% in 2004 and 2003.

Segment Results

Fiscal Year Ended September 30, 2005

Exult's operating results are included within the Outsourcing segment. The pro forma fiscal 2004 results reflect an allocation of Exult cost center expenses which is consistent with the allocation methodology applied to our similar shared service costs. The costs of information services, human resources and the direct client delivery activities provided by Hewitt's client development function were allocated to the Outsourcing and Consulting segments on a specific identification basis or based on usage and combined pro forma headcount. The addition of Exult personnel in Outsourcing resulted in a shift in allocated costs from the Consulting segment to the Outsourcing segment which is consistent with the allocation methodologies used by Hewitt for all periods presented. The following table presents our segment results for the year ended September 30, 2005, compared with our unaudited pro forma segment results for the year ended September 30, 2004.

	Year Ended September 30,		
In thousands	2005	Pro forma 2004	% Change
Outsourcing			
Revenues before reimbursements (net revenues)	**$2,022,634**	$1,889,661	7.0%
Segment income	**253,474**	304,196	(16.7)%
Segment income as a percentage of segment net revenues	**12.5%**	16.1%	
Consulting			
Revenues before reimbursements (net revenues)	**$ 817,673**	$ 772,591	5.8%
Segment income	**169,806**	128,727	31.9%
Segment income as a percentage of segment net revenues	**20.8%**	16.7%	
Total Company			
Revenues before reimbursements (net revenues)	**$2,840,307**	$2,662,252	6.7%
Reimbursements	**58,143**	57,545	1.0%
Total revenues	**$2,898,450**	$2,719,797	6.6%
Segment income	**$ 423,280**	$ 432,923	(2.2)%
Charges not recorded at the Segment level—			
Initial public offering restricted stock awards	**17,355**	16,733	3.7%
Unallocated shared service costs	**171,650**	204,823	(16.2)%
Operating income	**$ 234,275**	$ 211,367	10.8%

Outsourcing

Outsourcing net revenues increased by 7.0%, to $2,023 million for the year ended September 30, 2005, from $1,890 million in the pro forma prior year. The revenue growth was due, in part, to the addition of revenues from the 2004 acquisitions as well as the effects of foreign currency translation. Excluding the favorable effects of the 2004 acquisitions of approximately $16 million and the net favorable effects of foreign currency translation of approximately $12 million, Outsourcing net revenues increased 5.5%. This increase was primarily due to increased services to new and existing clients in our HR BPO business, which included an increase in subcontracted third party supplier revenues of $48 million, and, to a lesser extent, increases in revenue from our stand-alone Benefits Outsourcing business. Growth in the stand-alone benefits business primarily related to a change in service mix toward higher revenue generating administrative services, and was partially offset by the planned re-pricing of some older contracts to current market prices.

Outsourcing segment income decreased 16.7%, to $253 million in the year ended September 30, 2005, from $304 million in the pro forma prior year. Outsourcing segment income as a percentage of Outsourcing net revenues decreased to 12.5% in 2005, from 16.1% in the pro forma prior-year period. Included in the current year results were a $10 million customer relationship intangible assets impairment charge related to two Outsourcing contracts which were terminated in the second quarter, Exult retention-related awards expense of $13 million offset in part by the addition of the 2004 acquisitions which contributed $3 million of operating income in 2005. Segment income also benefited from lower performance-based compensation and discretionary benefit plan expenses for Outsourcing personnel of $16 million and $12 million, respectively, than in the pro forma prior-year period. After excluding the effect of these items, Outsourcing margins decreased due to higher losses on early stage HR BPO contracts, a higher mix of third-party supplier revenues, a higher than anticipated level of expense including the build-out of our global delivery capabilities, and lower Benefits Outsourcing margins. Benefits margins were down modestly primarily due to re-pricing of some older contracts to market prices and to a lesser extent by higher client service delivery costs in the year.

Consulting

Consulting net revenues increased by 5.8%, to $818 million in the year ended September 30, 2005, from $773 million in the pro forma prior year. A portion of this growth was due to the net favorable effect of foreign currency translation of approximately $15 million and the favorable effect of the acquisitions of a majority interest in our Puerto Rico operations and a pension management business in the Netherlands of approximately $2 million. Adjusting for the effects of foreign currency and the 2004 acquisitions, Consulting net revenues increased by 3.7% in 2005, as compared to the pro forma prior year. For the year ended September 30, 2005, the increase was primarily due to growth in retirement and financial management, primarily in Europe and North America, and talent and organization consulting services primarily outside North America.

Consulting segment income increased by 31.9%, to $170 million in the year ended September 30, 2005, from $129 million in the pro forma prior year. Consulting segment margin increased to 20.8% from 16.7%. The increase in margins was primarily due to lower performance-based compensation and lower discretionary benefit plan expenses for Consulting personnel of $26 million and $4 million, respectively, than in the pro forma prior-year period. After excluding the effect of these items, margin increased in 2005 over the pro forma prior year primarily in retirement and financial management and talent and organization consulting services due largely to higher revenues in these practices, while leveraging the cost base.

Fiscal Years Ended September 30, 2004 and 2003

In thousands	Year Ended September 30, 2004	Year Ended September 30, 2003	% Change
Outsourcing [1]			
Revenues before reimbursements (net revenues)	$1,432,091	$1,247,234	14.8%
Segment income	297,911	245,905	21.1%
Segment income as a percentage of segment net revenues	20.8%	19.7%	
Consulting			
Revenues before reimbursements (net revenues)	$ 772,591	$ 734,422	5.2%
Segment income	126,064	136,380	(7.6)%
Segment income as a percentage of segment net revenues	16.3%	18.6%	
Total Company [1]			
Revenues before reimbursements (net revenues)	$2,204,682	$1,981,656	11.3%
Reimbursements	57,545	49,637	15.9%
Total revenues	$2,262,227	$2,031,293	11.4%
Segment income	$ 423,975	$ 382,285	10.9%
Charges not recorded at the Segment level—			
Initial public offering restricted stock awards	16,733	39,010	(57.1)%
Unallocated shared service costs	184,409	165,294	11.6%
Operating income	$ 222,833	$ 177,981	25.2%

[1] On June 5, 2003, we acquired Cyborg and on June 15, 2003, we acquired substantially all of the assets of Northern Trust Retirement Consulting LLC. As such, their results are included in our results from the respective acquisition dates.

The following discussion of results is for periods prior to the Exult merger and is based on the historical results of operations for those periods. During 2004 and 2003, we completed a number of acquisitions whose results are included in the consolidated financial statements from their respective acquisition dates. Please also see Note 5 to the consolidated financial statements for additional information on these acquisitions. Where the acquisitions had an effect on comparability, we have noted them in the analysis that follows.

Outsourcing

Outsourcing net revenues increased by 14.8%, to $1,432 million for the year ended September 30, 2004, from $1,247 million in the prior year. Revenue growth in 2004 was due, in part, to the addition of 2004 and 2003 acquisitions totaling approximately $72 million, as well as favorable effects of foreign currency translation of approximately $6 million. Excluding the effects of these acquisitions and favorable foreign currency translation, Outsourcing net revenues increased 8.5% in 2004. This Outsourcing net revenue growth was primarily in the benefits administration business and was due to the addition of new core benefits services, an increase in one-time projects and new HR BPO (known then as Workforce Management) clients coming on line.

Outsourcing segment income increased by 21.1%, to $298 million in the year ended September 30, 2004, from $246 million in the prior year. Outsourcing segment income as a percentage of Outsourcing net revenues was 20.8% in 2004 and 19.7% in 2003. Excluding the effects of the acquisitions of $12 million in 2004 and $3 million in 2003, segment income as a percentage of Outsourcing net revenues was 21.0% in 2004 and 20.5% in 2003. The increase in margin in 2004 was due to continued efforts to drive efficiencies in our benefits administration outsourcing business by leveraging our technology and operating scale, which was partially offset by increased personnel to support the development and growth of our first HR BPO service offerings—Workforce Management and Payroll.

Consulting

Consulting net revenues increased 5.2%, to $773 million for the year ended September 30, 2004, from $734 million in the prior year. The majority of this growth was due to the effect of favorable foreign currency translation of approximately $34 million and the addition of 2004 and 2003 acquisitions of approximately $7 million. Adjusting for the favorable effects of foreign currency and the

acquisitions, Consulting net revenues decreased 0.4% in 2004. Declines in demand for certain of our discretionary consulting services were mostly offset by growth in health benefit management consulting while retirement and financial management was generally flat year over year.

Consulting segment income decreased by 7.6%, to $126 million in the year ended September 30, 2004, from $136 million in the prior year. Consulting segment income as a percentage of Consulting net revenues was 16.3% in 2004 and 18.6% in 2003. Adjusting for the effects of acquisitions in 2004 and 2003, segment income as a percentage of Consulting net revenues was 15.8% in 2004 and 18.8% in 2003. The decrease in margins in 2004 was primarily the result of declines in our European region, driven by a combination of higher costs due to a previously planned office relocation as well as compensation costs on lower than planned revenue due in part to a delay in the timing of anticipated work related to benefit-related legislative changes in Europe, as well as a decline in revenue for certain discretionary communications and other consulting assignments in North America.

Critical Accounting Policies and Estimates

Conforming with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements and this Annual Report. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, known facts, current and expected economic conditions and, in some cases, actuarial techniques. We periodically reevaluate these significant factors and make adjustments when facts and circumstances change; however, actual results may differ from estimates. Certain of our accounting policies require higher degrees of judgment than others in their application. These include certain aspects of accounting for revenue recognition and client contract loss reserves, deferred contract costs and revenues, performance-based compensation, accounts receivable and unbilled work in process, goodwill and other intangible assets, retirement plans and income taxes.

Revenue Recognition

Revenues include fees generated from Outsourcing contracts and from Consulting services provided to our clients. Outsourcing contract terms typically range from three-to-five years for benefits contracts and seven-to-ten years for HR BPO contracts, while Consulting arrangements are generally of a short-term nature.

In connection with the Emerging Issues Task Force ("EITF") Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, we have contracts with multiple elements primarily in our Outsourcing segment. Multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting. EITF Issue 00-21 establishes the following criteria, all of which must be met, in order for a deliverable to qualify, as a separate unit of accounting:

- The delivered items have value to the client on a stand-alone basis
- There is objective and reliable evidence of the fair value of the undelivered items
- If the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered items is considered probable and substantially in the control of the Company.

If these criteria are not met, deliverables included in an arrangement are accounted for as a single unit of accounting and revenue is deferred until the period in which the final deliverable is provided or a predominant service level has been attained. If there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative fair value. Revenue is then recognized using a proportional performance method such as recognizing revenue based on transactional services delivered or on a straight-line basis (as adjusted primarily for volume changes), as appropriate.

Our clients typically pay for Consulting services either on a time-and-material or on a fixed-fee basis. On fixed-fee engagements, revenues are recognized either as services are provided using a proportional performance method, which utilizes estimates of overall profitability and stages of project completion, or at the completion of the project, based on the facts and circumstances of the client arrangement.

Losses on Outsourcing or Consulting arrangements are recognized during the period in which a loss becomes probable and the amount of the loss is reasonably estimable. Contract or project losses are determined to be the amount by which the estimated direct and a portion of indirect costs exceed the estimated total revenues that will be generated by the arrangement. Estimates are monitored during the term of the arrangement and any changes to estimates are recorded in the current period and can result in either increases or decreases to income.

Deferred Contract Costs and Deferred Contract Revenues

For long-term Outsourcing service agreements, implementation efforts are often necessary to set up clients and their human resource or benefit programs on the Company's systems and operating processes. For Outsourcing services sold separately or accounted for as a separate unit of accounting; specific, incremental and direct costs of implementation incurred prior to the services going live are deferred and amortized over the period the related ongoing services revenue is recognized. Such costs may include internal and external costs for coding or creating customizations of systems, costs for conversion of client data and costs to negotiate contract terms. For Outsourcing services that are accounted for as a combined unit of accounting; specific, incremental and direct costs of implementation, as well as ongoing service delivery costs incurred prior to revenue recognition commencing are deferred and amortized over the remaining contract services period. Implementation fees are also generally received from our clients either up front or over the ongoing services period in the fee per participant. Lump sum implementation fees received from a client are initially deferred and then recognized as revenue evenly over the contract ongoing services period. If a client terminates an Outsourcing services arrangement prior to the end of the contract, a loss on the contract may be recorded if necessary and any remaining deferred implementation revenues and costs would then be recognized into earnings through the termination date.

Performance-Based Compensation

Our compensation program includes a performance-based component that is determined by management and the Compensation and Leadership Committee of our Board of Directors. Performance-based compensation is discretionary and is based on individual, team, and total Company performance. The amount of expense for performance-based compensation recognized at interim and annual reporting dates involves judgment, is based on our quarterly and annual results as compared to our internal targets, and takes into account other factors, including industry trends and the general economic environment. Annual performance-based compensation levels may vary from current expectations as a result of changes in the actual performance of the Company, team or individual. As such, accrued amounts are subject to change in future periods if actual future performance varies from performance levels anticipated in prior interim periods.

Client Receivables and Unbilled Work In Process

We periodically evaluate the collectibility of our client receivables and unbilled work in process based on a combination of factors. In circumstances where we become aware of a specific client's difficulty in meeting its financial obligations to us (e.g., bankruptcy, failure to pay amounts due to us or to others), we record an allowance for doubtful accounts to reduce the client receivable to what we reasonably believe will be collected. For all other clients, we recognize an allowance for doubtful accounts based on past write-off history and the length of time the receivables are past due. Facts and circumstances may change, which would require us to alter our estimates of the collectibility of client receivables and unbilled work in process. A key factor mitigating this risk is our diverse client base. For the years ended September 30, 2005, 2004 and 2003, no single client accounted for more than 10% of our total revenues.

Goodwill and Other Intangible Assets

In applying the purchase method of accounting for business combinations, amounts assigned to identifiable assets and liabilities acquired have been based on estimated fair values as of the date of the acquisitions, with the remainder recorded as goodwill. Estimates of fair value have been based primarily upon future cash flow projections for the acquired businesses and net assets, discounted to present value using a risk adjusted discount rate. We evaluate our goodwill for impairment annually and whenever indicators of impairment exist. The evaluation is based upon a comparison of the estimated fair value of the reporting unit to which the goodwill has been assigned to the sum of the carrying value of the assets and liabilities for that reporting unit. The fair values used in this evaluation are estimated based upon discounted future cash flow projections for the reporting unit. Our estimate of future cash flows is based on our experience, knowledge and typically third-party advice or market data. However, these estimates can be affected by other factors and economic conditions that can be difficult to predict. Intangible assets are initially valued at fair market value using generally accepted valuation methods appropriate for the type of intangible asset. Intangible assets with definite lives are amortized over their estimated useful lives and are reviewed for impairment if indicators of impairment arise. The evaluation of impairment is based upon a comparison of the carrying amount of the intangible asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the intangible asset to its carrying value, with any shortfall from fair value recognized as an expense in the current period.

Retirement Plans

We provide pension benefits to certain of our employees outside of North America and other postretirement benefits to certain of our employees in North America. The valuation of the funded status and net periodic pension and other postretirement benefit costs are calculated using actuarial assumptions, which are reviewed annually. The assumptions include rates of increases in employee compensation, interest rates used to discount liabilities, the long-term rate of return on plan assets, anticipated future health-care costs, and other assumptions involving demographic factors such as retirement, mortality and turnover. The selection of assumptions is based on both short-term and long-term historical trends and known economic and market conditions at the time of the valuation. The use of different assumptions would have resulted in different measures of the funded status and net periodic pension and other postretirement benefit expenses. Actual results in the future could differ from expected results. We are not able to estimate the probability of actual results differing from expected results, but believe our assumptions are appropriate. Our assumptions are listed in Note 15. The most critical assumptions pertain to the plans covering employees outside North America, as these plans are the most significant to our consolidated financial statements.

Income Taxes

We are subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining the worldwide income tax provision. In the ordinary course of global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and cost reimbursement arrangements among related entities, the process of identifying items of revenue and expense that qualify for preferential tax treatment, and segregation of foreign and domestic income and expense to avoid double taxation. To the extent that the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. We record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, there is no assurance that the valuation allowance will not need to be increased to cover additional deferred tax assets that may not be realizable. Any increase in the valuation allowance could have a material adverse impact on our income tax provisions and net income in the period in which such determination is made.

Pro Forma Results Reconciliation

The following unaudited pro forma combined income statement with explanatory notes presents combined unaudited statements of operations of Hewitt and Exult for the year ended September 30, 2004, giving effect to the merger as if it had been completed on October 1, 2003, the beginning of Hewitt's 2004 fiscal year. The unaudited pro forma combined income statement has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of both Hewitt and Exult. The unaudited pro forma combined financial information shows the impact of the merger with Exult on Hewitt's historical results of operations applying the purchase method of accounting. Under this method of accounting, the results of operations of Hewitt and Exult were combined from the merger date forward.

The unaudited pro forma combined income statement is presented for illustrative purposes only and is not indicative of the results of operations that might have occurred had the merger actually taken place as of the date specified, or that may be expected to occur in the future. It does not assume any benefits from cost savings or synergies and it does not reflect any integration costs that the combined company realized or incurred after the merger. The unaudited pro forma combined income statement reflects the estimated effect of Exult's adoption of Hewitt's accounting policy of recognizing revenue described in "Critical Accounting Policies and Estimates" above. Exult's policy was to recognize revenue for long-term, multi-deliverable process management contracts based on the proportion of contract costs incurred to date to the then-current estimates of total contract costs. The effect of changes to total estimated contract revenues or costs was recognized in the period in which the determination was made that facts and circumstances dictated a change of estimate. For a more detailed description of Hewitt's and Exult's revenue recognition policies, please refer to the historical consolidated financial statements and the related notes of Hewitt and Exult. Amounts are in thousands, unless otherwise noted.

Pro Forma Combined Income Statement (unaudited)

Dollars in thousands except share and per share amounts	Hewitt	Exult	Exult Reclassifications	Pro Forma Adjustments	Hewitt/Exult Pro Forma Combined
	Year Ended September 30, 2004				
Revenues:					
Revenues before reimbursements (net revenues)	$2,204,682	$465,759	$ (42)	$ (7,223)(A) (14,796)(B) 13,872(C)	$2,662,252
Reimbursements	57,545	—	—	—	57,545
Total revenues	2,262,227	465,759	(42)	(8,147)	2,719,797
Operating Expenses:					
Cost of revenues	—	450,266	(450,266)	—	—
Compensation and related expenses, excluding initial public offering restricted stock awards	1,412,908	—	178,520	(5,300)(D) (1,394)(E) 806(E)	1,585,540
Initial public offering restricted stock awards	16,733	—	—	—	16,733
Reimbursable expenses	57,545	—	—	—	57,545
Other operating expenses	431,912	—	285,431	(14,796)(B) (15,652)(C) 8,560(C) (12,724)(F) 6,583(F)	689,314
Selling, general and administrative expenses	120,296	48,254	(13,311)	(278)(C) 11,368(C) (7,031)(D)	159,298
Total operating expenses	2,039,394	498,520	374	(29,858)	2,508,430
Operating income (loss)	222,833	(32,761)	(416)	21,711	211,367
Other expense, net	(14,974)	(1,363)	416	(444)(G) 3,336(H) (3,935)(H)	(16,964)
Loss from continuing operations before income taxes		(34,124)			
Income before income taxes	207,859	—	—	20,668	194,403
Provision for income taxes	85,015	411	—	(5,721)(I)	79,705
Loss from continuing operations		$ (34,535)			
Net income	$ 122,844		$ —	$ 26,389	$ 114,698
Earnings per share:					
Basic	$ 1.28				$ 0.97
Diluted	$ 1.25				$ 0.95
Weighted average shares:					
Basic	96,031,389			22,092,826(J)	118,124,215
Diluted	97,950,088			22,283,761(J)	120,233,849

Certain amounts in the historical consolidated income statements of Exult have been reclassified to conform to Hewitt's current presentation. These are labeled as Exult Reclassifications in the unaudited pro forma combined income statement. Discontinued operations reported in Exult's historical consolidated statement of income have been excluded.

The unaudited pro forma combined income statement presented does not indicate the combined results of operations that might have occurred had the pro forma adjustments actually taken place as of the date specified, nor is it indicative of the results of operations in future periods of the combined company.

Pro Forma Adjustments

The pro forma adjustments reflected in the unaudited pro forma combined income statement are as follows:

(A) This adjustment reflects the estimated effect of Exult's adoption of Hewitt's accounting policy of recognizing revenue as described in Note 2 to the consolidated financial statements contained elsewhere in this Annual Report. Exult's policy was to recognize revenue for long-term multi-deliverable process management contracts for each reporting period based on the proportion of costs incurred to date to the then-current estimates of total contract costs. The effect of changes to total estimated contract revenues or costs was recognized in the period in which the determination was made that facts and circumstances dictated a change of estimate. The effect of this adjustment is to decrease net revenues by $7,223 for the year ended September 30, 2004. (For the year ended September 30, 2004, this entry also includes the effect of removing the $23.9 million Bank of America termination adjustment that Exult recorded in their quarter ended March 31, 2004.)

(B) These adjustments reflect the elimination of Hewitt services sold to Exult. All significant intercompany balances and transactions have been eliminated from the unaudited pro forma combined income statement.

(C) These adjustments reflect the reversal of Exult's historical amortization of intangible assets and record the amortization of intangible assets (other than goodwill) resulting from the merger. The impact of these adjustments is to decrease amortization expense as follows:

	Year Ended September 30, 2004
Historical amortization expense	$ 29,802
Pro forma amortization expense	(19,928)
Decrease in amortization expense	$ 9,874

The reversal of amortization of certain intangible assets which were recorded by Exult as a reduction of revenue over the applicable contract term resulted in a net increase to net revenues of $13,872 for the year ended September 30, 2004.

(D) These adjustments reflect the elimination of the expense incurred for the incentive bonuses of $6,000 for the portion of the 2004 bonus period ending September 30, 2004 and the elimination of professional fees incurred by Exult related to the merger.

(E) This adjustment eliminates the amortization of unearned compensation on Exult's heritage restricted stock awards. In connection with the merger, the majority of Exult's heritage restricted stock was converted into Hewitt Class A common stock, keeping the original restrictions and vesting periods. As a result, the adjustment also records the amortization of the unearned compensation of the converted restricted stock.

(F) These adjustments reflect the write off of Exult's historical depreciation of property and equipment and record the depreciation of property and equipment acquired in the merger based on their estimated fair values and useful lives. The impact of these adjustments is to decrease depreciation expense as follows:

	Year Ended September 30, 2004
Historical depreciation expense	$12,724
Pro forma depreciation expense	(6,583)
Decrease in depreciation expense	$ 6,141

(G) This adjustment reduces interest income as a result of the cash payments of $29,545 pertaining to the settlement of Exult's employee stock options for $23,545 and incentive bonuses of $6,000 for the portion of the 2004 bonus period ending September 30, 2004. Had the cash payment occurred as of October 1, 2003 for the unaudited pro forma income statement, interest income on cash and cash equivalents would have been lower by $444 for the year ended September 30, 2004.

(H) These adjustments record the interest expense on long-term debt instruments and capital lease obligations based upon the fair value of those instruments and obligations at the date of merger. The impact of the adjustments was to increase interest expense by $599 for the year ended September 30, 2004.

(I) This adjustment reflects the anticipated income tax expense, which was redetermined based on the combined income of Exult and Hewitt. The adjusted effective tax rate is 41% for the pro forma year ended September 30, 2004. Actual effective tax rates may differ from the pro forma rates reflected in this unaudited pro forma combined income statement and will ultimately depend on several variables, including the mix of earnings between domestic and international operations (including the amount of any foreign losses for which a valuation allowance is recorded), and the overall level of earnings.

(J) For the year ended September 30, 2004, the weighted average shares were calculated using the historical weighted average shares outstanding of Hewitt and the actual number of Hewitt shares issued for the merger at October 1, 2004. Earnings per share data have been computed based on the combined historical net income of Hewitt, loss from continuing operations for Exult and the impact of pro forma adjustments.

Quarterly Results

The following tables set forth the historical unaudited quarterly financial data for the periods indicated. The information for each of these periods has been prepared on the same basis as the audited consolidated financial statements and, in our opinion, reflects all adjustments consisting only of normal recurring adjustments necessary to present fairly our financial results. Operating results for previous periods do not necessarily indicate results that may be achieved in any future period. Amounts are in millions, except earnings per share information.

	Fiscal 2005[1]				Fiscal 2004			
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
Revenues:								
Revenues before reimbursements (net revenue)	$ 710	$ 697	$ 712	$ 721	$ 532	$ 546	$ 552	$ 575
Reimbursements	15	15	13	15	19	13	12	14
Total revenues	725	712	725	736	551	559	564	589
Operating expenses:								
Compensation and related expenses, excluding initial public offering restricted stock awards	420	406	411	392	340	347	359	367
Initial public offering restricted stock awards	4	4	4	5	4	5	4	4
Reimbursable expenses	15	15	13	15	19	13	12	14
Other operating expenses	186	193	196	215	105	111	103	113
Selling, general and administrative expenses	38	45	45	42	27	28	32	33
Total operating expenses	663	663	669	669	495	504	510	531
Operating income	62	49	56	67	56	55	54	58
Other expenses, net	(4)	(3)	(3)	(3)	(6)	(4)	(4)	(1)
Income before income taxes	58	46	53	64	50	51	50	57
Provision for income taxes	24	19	20	23	21	21	20	23
Net income	$ 34	$ 27	$ 33	$ 41	$ 29	$ 30	$ 30	$ 34
Earnings per share—Basic	$0.29	$0.24	$0.31	$0.38	$0.31	$0.32	$0.31	$0.34
—Diluted	$0.28	$0.23	$0.31	$0.37	$0.30	$0.31	$0.30	$0.34

[1]On October 1, 2004, we completed a merger with Exult, Inc. and its results are included in our results from that date.

Seasonality and Inflation

Revenues and income vary over the fiscal year. Within our Outsourcing segment, we generally experience a seasonal increase in our fiscal fourth and first quarter revenues because our clients' benefit enrollment processes typically occur during the fall. Within our Consulting segment, we typically experience a seasonal peak in the fiscal third and fourth quarters which reflects our clients' business needs for these services. We believe inflation has had little effect on our results of operations during the past three years.

Liquidity and Capital Resources

We have historically funded our growth and working capital requirements with internally generated funds, credit facilities and term notes. Our change to a corporate structure in May 2002 and our initial public offering in June 2002 enhanced our ability to access public market financing to fund new investments and acquisitions, as well as to meet ongoing and future capital resource needs.

Summary of Cash Flows

	Year Ended September 30,		
In thousands	2005	2004	2003
Cash provided by operating activities	**$ 346,077**	$ 241,089	$ 278,554
Cash provided by (used in) investing activities	**47,578**	(135,787)	(240,098)
Cash used in financing activities	**(358,520)**	(44,619)	(51,641)
Effect of exchange rates on cash and cash equivalents	**(688)**	1,013	2,210
Net increase (decrease) in cash and cash equivalents	**34,447**	61,696	(10,975)
Cash and cash equivalents at beginning of period	**129,481**	67,785	78,760
Cash and cash equivalents at end of period	**$ 163,928**	$ 129,481	$ 67,785

Working capital, defined as current assets less current liabilities, was $321 million, $425 million and $284 million at September 30, 2005, 2004 and 2003, respectively. The decrease in working capital in 2005 was primarily related to the funding of the Company's tender offer in the second quarter of 2005, in which the Company repurchased $300 million of the Company's Class A common stock from shareholders. This repurchase was funded through the sale of investments, cash on hand and short-term borrowings (See Note 3 to the consolidated financial statements—"Tender Offer" for additional information).

For the years ended September 30, 2005, 2004 and 2003, cash provided by operating activities was $346 million, $241 million and $279 million, respectively. The increase in cash provided by operating activities in 2005 was primarily due to increased cash collections of receivables and advance billings, higher income from operations before non-cash items in the current year, higher upfront implementation fees, a non-recurring $11 million refund of prepaid rent stemming from a client termination in the second quarter of fiscal 2005 and a $3 million fee for renegotiating certain of our real estate terms. These increases were partially offset by higher annual performance-based compensation paid out in early 2005 for the 2004 fiscal year than was paid out in 2004 for the 2003 fiscal year, an increase in expenditures related to deferred contract costs on new client contracts and the payment of higher income taxes for the combined Company in 2005. The decrease in cash provided by operating activities in 2004 was primarily related to a significant increase in advanced billing arrangements in 2003 while the 2004 levels remained flat. Additionally, the decrease was due in part to the timing of cash collections of receivables and limited deferred billing arrangements, partially offset by increases in accounts payable and deferred compensation.

We incur significant cash outflows in connection with new Outsourcing contracts. During fiscal year 2005, we capitalized, net of amortization, an additional $91 million of implementation and ongoing service costs; the great majority of these costs in connection with our HR BPO services. Fees for implementations received ahead of delivering our ongoing services are also recorded as deferred contract revenues and amortized over the contract services period. Historically, we received a greater amount of implementation fees at the beginning of our arrangements. In recent years, and primarily in connection with our HR BPO contracts, more of the client investments are being recovered from fees received over the ongoing services period. We generally have early termination provisions and other protections to recover these investments and fees for services provided to date. The fact that we may spend more and recover less for our client service investments in earlier periods of a new contract will reduce our operating cash flows in those periods when we enter into the new Outsourcing contracts.

For the years ended September 30, 2005, 2004 and 2003 cash provided by investing activities was $48 million and cash used in investing activities was $136 million and $240 million, respectively. The increase in cash provided by investing activities in 2005 primarily reflects a lower level of short-term investment purchases than in the prior year. This was partially offset by higher expenditures for new computers, equipment including mainframe computer and disk storage upgrades, new servers, personal computers, telecommunications equipment and software enhancements. The decrease in cash used in investing activities in 2004 was primarily due to a decrease in net purchases of short-term investments, less net cash paid for acquisitions and lower software development expenditures in the current year than in the prior year. This was partially offset by increased capital expenditures.

For the year ended September 30, 2005, 2004 and 2003, cash used in financing activities was $359 million, $45 million and $52 million, respectively. The increase in the use of cash from financing activities in 2005 was primarily due to repurchases of our common stock though open market repurchases and the tender offer in the second quarter of 2005, an increase in repayments of debt, partially offset by increased short term borrowings. The decrease in cash used in financing activities in 2004 was primarily due to reduced spending on capital lease obligations and due to increased proceeds from the exercise of stock options resulting from more options becoming vested. These lower uses of cash were offset by increased payments on our long-term debt as the installments on our unsecured senior term notes have begun to come due.

Capital expenditures for property, plant and equipment and software were approximately $177 million, $94 million and $68 million for the years ended September 30, 2005, 2004 and 2003, respectively. The Company's significant investments in 2005 were for computer and telecommunications equipment, leasehold improvements and furniture and fixtures.

Commitments

Significant ongoing commitments consist primarily of leases, debt, purchase commitments and other long-term liabilities. The following table shows the minimum payments required under existing agreements which have initial or remaining non-cancelable terms in excess of one year as of September 30, 2005.

Contractual Obligations

		Payments Due in Fiscal Year			
In millions	Total	2006	2007-2008	2009-2010	Thereafter
Operating leases[1]	$ 737	$ 89	$149	$123	$376
Capital leases:					
Principal	80	4	9	11	56
Interest	41	6	11	9	15
	121	10	20	20	71
Debt:					
Principal	259	36	50	30	143
Interest	50	12	18	13	7
	309	48	68	43	150
Purchase commitments	73	34	37	2	—
Other long-term liabilities	72	8	16	9	39
Total contractual obligations	$1,312	$189	$290	$197	$636

[1] In May and July 2005, FORE Holdings, our former parent company and a related party, sold properties and its rights as lessor for a number of the properties in which the Company leases space. As a result, our operating leases are all with third parties and there are no remaining operating leases with related parties (see Note 13 to the consolidated financial statements for additional information). In exchange for certain waivers and covenant changes stemming from the property sale, we received $3 million which is being amortized as a reduction of our rent expense over the remainder of the related leases.

Operating and Capital Leases

We have various third party operating leases for office space, furniture and equipment such as copiers, servers and disk drives with terms ranging from one to twenty years.

During fiscal 2002, we entered into two 15-year capital leases for office space. Additionally, we have various telecommunications equipment installment notes under capital lease which are payable over three-to-five years and are secured by the related equipment.

Refer to Note 12 to the consolidated financial statements for additional information on operating and capital leases.

Debt

Our debt consists primarily of lines of credit, term notes, and equipment financing arrangements.

Variable Interest Rate Debt

Lines of Credit and Credit Facilities

On May 23, 2005, Hewitt closed on a five-year credit facility, with a six-bank syndicate, that provides for borrowings up to $200 million. This facility replaced a three-year facility that was scheduled to expire on September 27, 2005. Borrowings under the new facility accrue interest at LIBOR plus 30-to-60 basis points or the prime rate, at our option. Borrowings are repayable upon demand or at expiration of the facility on May 23, 2010. Quarterly facility fees ranging from 7.5-to-15 basis points are charged on the average daily commitment under the facility. At September 30, 2005, there were no borrowings outstanding against the new facility.

In connection with the Exult merger, we assumed a domestic unsecured revolving line of credit facility which provides for borrowings up to $25 million and which expires on October 1, 2007. Borrowings under the facility accrue interest at LIBOR plus 52.5-72.5 basis points or a base rate. A commitment fee of 0.125% per annum is charged on the unused portion of the facility. At September 30, 2005, $9.8 million was outstanding on the line of credit and was accruing interest at 4.84%.

Hewitt Bacon & Woodrow Ltd. ("HBW"), a U.K. subsidiary, has an unsecured British pound sterling line of credit permitting borrowings up to £5 million, at a current rate of 5.525%. The line of credit expires on July 31, 2006. As of September 30, 2005, there was no outstanding balance on the line of credit.

On December 22, 2004, HBW entered into a £6 million term loan credit facility agreement. The loan is repayable in 24 quarterly installments through December 2010 and accrues interest at LIBOR plus 80 basis points. Interest is currently accruing at 5.4925% at September 30, 2005. At September 30, 2005, the outstanding balance of the term loan was approximately £6 million or $11 million.

Other foreign debt outstanding at September 30, 2005 and 2004 totaled $1.6 million and $0.7 million, respectively, pursuant to local banking relationships.

Multi-Currency Credit Facility

We have a contract with a global lending institution to guarantee borrowings of our subsidiaries up to $20 million in multiple currency loans and letters of credit. There is no fixed termination date on this contract. This contract allows Hewitt's foreign subsidiaries to secure financing at rates based on Hewitt's creditworthiness. The contract was signed August 31, 2004, and $1.4 million of the facility is available for Hewitt's India office to support local letters of credit and bank guarantees. The facility provides for borrowings at LIBOR plus 75 basis points. As of September 30, 2005 there were borrowings of $12 million.

Fixed Interest Rate Debt

Unsecured Senior Term Notes

We have issued unsecured senior term notes to various financial institutions consisting primarily of insurance companies totaling $121 million as of September 30, 2005. The $121 million consists of the following notes (in thousands):

Amount	Interest Rate	Terms
$ 10,000	7.65%	Repayable in October 2005
15,000	7.93%	Repayable in June 2007
6,000	7.94%	Repayable in five annual installments which began in March 2003
30,000	7.45%	Repayable in five annual installments which began in May 2004
10,000	8.11%	Repayable in June 2010
15,000	7.90%	Repayable in October 2010
35,000	8.08%	Repayable in five annual installments beginning in March 2008
$121,000		

Convertible Senior Notes

Subsequent to our merger with Exult, Hewitt became the sole obligor and assumed obligations on $110 million of 2.50% Convertible Senior Notes due October 1, 2010. The notes rank equally with all of our existing and future senior unsecured debt and are effectively subordinated to all liabilities of each of our subsidiaries. We recorded the notes at their estimated fair value of $102 million at the merger date and are accreting the value of the discount over the remaining term of the notes to their stated maturity value using a method that approximates the effective interest method. As of September 30, 2005 the outstanding balance on the notes was $104 million.

The notes are convertible into shares of Hewitt Class A common stock at any time before the close of business on the date of their maturity, unless the notes have previously been redeemed or repurchased, if (1) the price of Hewitt's Class A common stock issuable upon conversion of a note reaches a specified threshold, (2) the

notes are called for redemption, (3) specified corporate transactions occur or (4) the trading price of the notes falls below certain thresholds. The initial conversion rate is 17.0068 shares of Hewitt Class A common stock per each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of approximately $58.80 per share. Based upon this conversion price, the notes if converted, would be convertible into 1,870,748 shares of Hewitt Class A common stock.

On or after October 5, 2008, we have the option to redeem all or a portion of the notes that have not been previously converted or repurchased at a redemption price of 100% of the principal amount of the notes plus accrued interest and liquidated damages owed, if any, to the redemption date. Similarly, the convertible debt note holders have the option, subject to certain conditions, to require Hewitt to repurchase any notes held by the holders on October 1, 2008 or upon a change in control at a price equal to 100% of the principal amount of the notes plus accrued interest and liquidated damages owed, if any, to the date of purchase.

Debt Covenants

A number of our debt agreements contain financial and other covenants including, among others, covenants restricting our ability to incur indebtedness and create liens, to sell the assets or stock of a collateralized subsidiary, and to pay dividends or make distributions to FORE Holdings' owners, a violation of which would result in a default. Our debt agreements and certain property leases also contain covenants requiring Hewitt Associates LLC and its affiliates to maintain a minimum level of net worth of $237 million at September 30, 2005, to maintain interest rate coverage of at least 2.00-to-1.00 and to maintain a leverage ratio of debt to cash flow not to exceed 2.25-to-1.00 or debt to EBITDA of 2.50-to-1.00. At September 30, 2005, we were in compliance with the terms of our debt agreements.

Purchase Commitments

Purchase commitments include, among other things, telecommunication usage, software licenses, consulting contracts and insurance coverage obligations as well as other obligations in the ordinary course of business that we cannot cancel or where we would be required to pay a termination fee in the event of cancellation.

Other Long-Term Liabilities

Other long-term liabilities consist primarily of payments for pension plans, post retirement benefit plans, and other long-term liabilities. As part of our merger with Exult, we acquired certain software licenses for resale totaling approximately $11 million under a long-term arrangement which requires periodic payments through June 2009.

Self-Insurance

We established a captive insurance subsidiary in fiscal 2003 as a cost-effective way to self-insure against certain business risks and losses. The captive insurance subsidiary has issued policies to cover the deductible and an excess portion of various insured exposures, including the deductible portions of our workers compensation and professional liability insurance. We carry an umbrella policy to cover exposures in excess of our deductibles.

Share Repurchase and Tender Offer

On June 16, 2004, we announced that our Board of Directors authorized the repurchase of up to an aggregate amount of $150 million of Hewitt's Class A, Class B and Class C common stock, depending on market conditions and other customary factors, in light of our cash position and expected future cash flows. Through February 4, 2005, we repurchased 2,393,450 shares of our Class A common stock under this authorization for $68.2 million at an average price per share of $28.51.

On February 4, 2005, we announced that our Board of Directors authorized the replacement of the $150 million share repurchase program with a plan to repurchase up to $300 million of Hewitt's Class A, Class B and Class C common shares in the next twelve months, depending on market conditions and other customary factors.

On February 11, 2005, we announced that our Board of Directors had authorized the repurchase of up to 8.0 million shares of our Class A, Class B and Class C common stock through a modified "Dutch Auction" tender offer including the right to purchase additional shares for a total repurchase of up to $300 million. The tender offer expired on March 16, 2005 and we repurchased 6,662,954 Class A shares and 3,681,872 Class B shares, or 10,344,826 shares in total, at a purchase price of $29.00 per share. Upon repurchase, the Class B shares were converted into Class A shares. The aggregate amount paid for the shares was $300 million and we also incurred approximately $0.7 million of estimated tender-related professional expenses. A total of $300.7 million was recorded as treasury stock, at cost, in the quarter ended March 31, 2005.

We believe the cash on hand, together with funds from operations, other current assets, and existing credit facilities will satisfy our expected working capital, contractual obligations, capital expenditures, and investment requirements for at least the next 12 months and the foreseeable future.

Note Regarding Forward-Looking Statements

This report contains forward-looking statements relating to our operations that are based on our current expectations, estimates and projections. Words such as "anticipates," "believes," "continues," "estimates," "expects," "goal," "intends," "may," "opportunity," "plans," "potential," "projects," "forecasts," "should," "will," and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Actual results may differ from the forward-looking statements for many reasons. For a more detailed discussion of our risk factors, see the Company's Annual Report on Form 10-K for the year ended September 30, 2005, in Item 1. under the heading "Risk Factors." We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk primarily from changes in interest rates and foreign currency exchange rates. Historically, we have not entered into hedging transactions, such as foreign currency forward contracts or interest rate swaps, to manage this risk due to our low percentage of foreign debt and restrictions on our fixed rate debt. However, we may enter into foreign currency forward contracts in the future should business conditions require. We do not hold or issue derivative financial instruments for trading purposes. At September 30, 2005, we were not a party to any hedging transaction or derivative financial instrument.

Interest Rate Risk

We are exposed to interest rate risk primarily through our portfolio of cash and cash equivalents, short-term investments and variable interest rate debt.

Our portfolio of cash and cash equivalents and short-term investments is designed for safety of principal and liquidity. We invest in the highest rated money market investments and debt securities and regularly monitor the investment ratings. The investments are subject to inherent interest rate risk as investments mature and are reinvested at current market interest rates. The investment portfolio consists primarily of fixed income securities such as commercial paper, corporate notes, asset-backed securities, U.S. treasuries and agencies and auction rate municipal bonds. Our portfolio earned interest at an average rate of 3.65% during the year ended September 30, 2005. A one percentage point change would have impacted our interest income by approximately $2.13 million for the year ended September 30, 2005.

Our short-term debt with a variable rate consists of our unsecured lines of credit and a term credit loan facility. Our variable interest rate debt had an effective interest rate of 4.61% during the year ended September 30, 2005. A one percentage point increase would have increased our interest expense related to all outstanding variable rate debt, by approximately $0.23 million for the year ended September 30, 2005.

Foreign Exchange Risk

For the year ended September 30, 2005, revenues from U.S. operations as a percent of total revenues were 78.7%. Unrealized foreign currency translation gains were $3 million for the year ended September 30, 2005, and were primarily due to the changes in the value of the British pound sterling relative to the U.S. dollar over the prior year. We have not entered into any foreign currency forward contracts for speculative or trading purposes.

Operating in international markets means that we are exposed to movements in foreign exchange rates, primarily the British pound sterling and most recently, the Canadian dollar. Approximately 11% of our net revenues for the year ended September 30, 2005, were from the United Kingdom. Approximately 3% of our net revenues for the year ended September 30, 2005, were from Canada. Changes in these foreign exchange rates can have a significant impact on our translated international results of operations in U.S. dollars. A 10% change in the average exchange rate for the British pound sterling for the year ended September 30, 2005, would have impacted our pre-tax net operating income by approximately $0.52 million for the year ended September 30, 2005. A 10% change in the average exchange rate for the Canadian dollar would have impacted our pre-tax net operating income by approximately $0.25 million for the year ended September 30, 2005.

Management's Assessment on Effectiveness of Internal Control over Financial Reporting

The financial statements, financial analyses and all other information included in this Annual Report on Form 10-K were prepared by management, which is responsible for their integrity and objectivity and for establishing and maintaining adequate internal controls over financial reporting.

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

i. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

ii. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

Management assessed the design and effectiveness of the Company's internal control over financial reporting as of September 30, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework. Based on management's assessment using those criteria, as of September 30, 2005, management believes that the Company's internal controls over financial reporting are effective.

Ernst & Young, LLP, independent registered public accounting firm, has audited the financial statements of the Company for the fiscal years ended September 30, 2005, 2004 and 2003 and has attested to management's assertion regarding the effectiveness of the Company's internal control over financial reporting as of September 30, 2005. Their report is presented on the following page. The independent registered public accountants and internal auditors advise management of the results of their audits, and make recommendations to improve the system of internal controls. Management evaluates the audit recommendations and takes appropriate action.

HEWITT ASSOCIATES, INC.

Report of Independent Registered Public Accounting Firm on Effectiveness of Internal Control over Financial Reporting

To the Board of Directors and Stockholders of
Hewitt Associates, Inc.:

We have audited management's assessment, included in the accompanying Report on Management's Assessment on Effectiveness of Internal Control over Financial Reporting, that Hewitt Associates, Inc. (the Company) maintained effective internal control over financial reporting as of September 30, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hewitt Associates, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment about the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Hewitt Associates, Inc. maintained effective internal control over financial reporting as of September 30, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Hewitt Associates, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated financial statements of Hewitt Associates, Inc. as of September 30, 2005 and 2004, and for each of the three years in the period ended September 30, 2005, and our report dated November 17, 2005, expressed an unqualified opinion thereon.


Ernst + Young LLP

Ernst & Young LLP

Chicago, Illinois
November 17, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Hewitt Associates, Inc.:

We have audited the accompanying consolidated balance sheets of Hewitt Associates, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of September 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Hewitt Associates, Inc.'s internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 17, 2005 expressed an unqualified opinion thereon.



Ernst & Young LLP

Chicago, Illinois
November 17, 2005

Consolidated Balance Sheets

Dollars in thousands except share and per share amounts	September 30, 2005	September 30, 2004
Assets		
Current Assets:		
Cash and cash equivalents	**$ 163,928**	$ 129,481
Short-term investments	**53,693**	183,205
Client receivables and unbilled work in process, less allowances of $23,922 and $21,732 at September 30, 2005 and 2004, respectively	**595,691**	522,882
Refundable income taxes	**23,100**	—
Prepaid expenses and other current assets	**60,662**	50,546
Funds held for clients	**97,907**	14,693
Deferred income taxes, net	**5,902**	246
Total current assets	**1,000,883**	901,053
Non-Current Assets:		
Deferred contract costs	**253,505**	162,602
Property and equipment, net	**302,875**	236,099
Capitalized software, net	**110,997**	85,350
Other intangible assets, net	**261,999**	107,322
Goodwill	**694,370**	285,743
Other assets, net	**32,711**	29,805
Total non-current assets	**1,656,457**	906,921
Total Assets	**$2,657,340**	$1,807,974
Liabilities		
Current Liabilities:		
Accounts payable	**$ 57,412**	$ 20,909
Accrued expenses	**156,575**	83,226
Funds held for clients	**97,907**	14,693
Advanced billings to clients	**156,257**	106,934
Accrued compensation and benefits	**141,350**	181,812
Short-term debt and current portion of long-term debt	**35,915**	13,445
Current portion of capital lease obligations	**3,989**	5,373
Employee deferred compensation and accrued profit sharing	**30,136**	49,450
Total current liabilities	**679,541**	475,842
Long-Term Liabilities:		
Deferred contract revenues	**140,474**	118,025
Debt, less current portion	**222,692**	121,253
Capital lease obligations, less current portion	**76,477**	79,982
Other long-term liabilities	**127,376**	83,063
Deferred income taxes, net	**99,423**	70,456
Total long-term liabilities	**666,442**	472,779
Total Liabilities	**$1,345,983**	$ 948,621
Commitments and Contingencies (Notes 12 and 17)		
Stockholders' Equity		
Class A common stock, par value $0.01 per share, 750,000,000 shares authorized, 72,970,960 and 32,480,669 shares issued, 59,456,565 and 31,954,151 shares outstanding, as of September 30, 2005 and 2004, respectively	**$ 730**	$ 325
Class B common stock, par value $0.01 per share, 200,000,000 shares authorized, 45,181,849 and 61,707,114 shares issued and outstanding, as of September 30, 2005 and 2004, respectively	**452**	617
Class C common stock, par value $0.01 per share, 50,000,000 shares authorized, 3,540,461 and 4,391,862 shares issued and outstanding as of September 30, 2005 and 2004, respectively	**35**	44
Restricted stock units, 98,967 and 118,363 units issued and outstanding, as of September 30, 2005 and 2004, respectively	**2,035**	2,166
Additional paid-in capital	**1,315,119**	633,934
Cost of common stock in treasury, 13,514,395 and 526,518 shares of Class A common stock as of September 30, 2005 and 2004, respectively	**(388,638)**	(13,414)
Retained earnings	**329,162**	194,430
Unearned compensation	**(17,326)**	(27,799)
Accumulated other comprehensive income	**69,788**	69,050
Total stockholders' equity	**1,311,357**	859,353
Total Liabilities and Stockholders' Equity	**$2,657,340**	$1,807,974

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Operations

Dollars in thousands except share and per share amounts	Year Ended September 30, 2005	2004	2003
Revenues:			
Revenues before reimbursements (net revenues)	**$2,840,307**	$2,204,682	$1,981,656
Reimbursements	**58,143**	57,545	49,637
Total revenues	**2,898,450**	2,262,227	2,031,293
Operating expenses:			
Compensation and related expenses, excluding initial public offering restricted stock awards	**1,628,949**	1,412,908	1,266,931
Initial public offering restricted stock awards	**17,355**	16,733	39,010
Reimbursable expenses	**58,143**	57,545	49,637
Other operating expenses	**789,938**	431,912	396,009
Selling, general and administrative expenses	**169,790**	120,296	101,725
Total operating expenses	**2,664,175**	2,039,394	1,853,312
Operating income	**234,275**	222,833	177,981
Other expenses, net:			
Interest expense	**(23,086)**	(18,608)	(20,014)
Interest income	**8,947**	3,316	2,638
Other income, net	**379**	318	36
Total other expenses, net	**(13,760)**	(14,974)	(17,340)
Income before income taxes	**220,515**	207,859	160,641
Provision for income taxes	**85,783**	85,015	66,364
Net income	**$ 134,732**	$ 122,844	$ 94,277
Earnings per share:			
Basic	**$ 1.21**	$ 1.28	$ 0.99
Diluted	**$ 1.19**	$ 1.25	$ 0.97
Weighted average shares:			
Basic	**111,340,261**	96,031,389	94,783,223
Diluted	**113,105,722**	97,950,088	96,832,723

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Stockholders' Equity

Dollars in thousands except share and per share amounts	Preferred Shares	Class A Common Shares		Class B Common Shares		Class C Common Shares	
		Shares	Amount	Shares	Amount	Shares	Amount
Balance at September 30, 2002	—	19,162,660	$192	73,726,424	$ 737	5,568,869	$ 56
Comprehensive income (loss):							
Net income	—	—	—	—	—	—	—
Other comprehensive income (loss):							
Minimum pension liability adjustment	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—
Total other comprehensive income (loss)							
Total comprehensive income (loss)							
Payments for initial public offering costs	—	—	—	—	—	—	—
Amortization of unearned compensation	—	—	—	—	—	—	—
Tax benefits from stock plans	—	—	—	—	—	—	—
Restricted stock unit vesting	—	140,285	1	—	—	—	—
Shares exchanged in secondary offering	—	11,270,912	113	(10,305,958)	(103)	(964,954)	(10)
Purchase of Class A common shares for treasury	—	—	—	—	—	—	—
Issuance of Class A common shares:							
Employee stock options	—	35,808	—	—	—	—	—
Outside Directors	—	6,661	—	—	—	—	—
Net forfeiture of restricted common stock pursuant to the global stock plan and other	—	(153,139)	(1)	—	—	—	—
Balance at September 30, 2003	—	30,463,187	305	63,420,466	634	4,603,915	46
Comprehensive income (loss):							
Net income	—	—	—	—	—	—	—
Other comprehensive income (loss):							
Minimum pension liability adjustment	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—
Total other comprehensive income (loss)							
Total comprehensive income							
Amortization of unearned compensation	—	—	—	—	—	—	—
Tax benefits from stock plans	—	—	—	—	—	—	—
Restricted stock unit vesting	—	45,982	—	—	—	—	—
Purchase of Class A common shares for treasury	—	—	—	—	—	—	—
Issuance of Class A common shares:							
Employee stock options	—	185,234	2	—	—	—	—
Outside Directors	—	9,440	—	—	—	—	—
Rule 144 share conversions and other share conversions	—	1,925,405	19	(1,713,352)	(17)	(212,053)	(2)
Net forfeiture of restricted common stock pursuant to the global stock plan and other	—	(148,579)	(1)	—	—	—	—
Balance at September 30, 2004	—	32,480,669	325	61,707,114	617	4,391,862	44
Comprehensive income (loss):							
Net income	—	—	—	—	—	—	—
Other comprehensive income (loss):							
Minimum pension liability adjustment	—	—	—	—	—	—	—
Unrealized gains (losses) on short-term investments	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—
Total other comprehensive income (loss)							
Total comprehensive income							
Acquisition of Exult	—	**22,159,921**	**222**	—	—	—	—
Acquisition of Exult Warrant	—	—	—	—	—	—	—
Acquisition of Exult—issuance of restricted stock	—	**689,823**	**7**	—	—	—	—
Restricted stock award grant	—	**3,200**	—	—	—	—	—
Amortization of unearned compensation	—	—	—	—	—	—	—
Tax benefits from stock plans	—	—	—	—	—	—	—
Restricted stock unit vesting	—	**37,946**	—	—	—	—	—
Purchase of Class A common shares for treasury	—	**3,681,872**	**37**	**(3,681,872)**	**(37)**	—	—
Issuance of Class A common shares:							
Employee stock options	—	**445,528**	**4**	—	—	—	—
Outside Directors	—	**13,932**	—	—	—	—	—
Rule 144 share conversions and other share conversions	—	**13,694,794**	**137**	**(12,843,393)**	**(128)**	**(851,401)**	**(9)**
Net forfeiture of restricted common stock pursuant to the global stock plan and other	—	**(236,725)**	**(2)**	—	—	—	—
Balance at September 30, 2005	—	**72,970,960**	**$730**	**45,181,849**	**$ 452**	**3,540,461**	**$ 35**

The accompanying notes are an integral part of these financial statements.

Restricted Stock Units		Additional Paid-in Capital	Treasury Stock, at Cost		Retained Earnings (Deficit)	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total
Shares	Amount		Shares	Amount				
319,902	$ 6,078	$ 615,377	—	$ —	$(22,691)	$(83,375)	$16,191	$ 532,565
—	—	—	—	—	94,277	—	—	94,277
—	—	—	—	—	—	—	(333)	(333)
—	—	—	—	—	—	—	22,699	22,699
							22,366	
								116,643
—	—	(796)	—	—	—	—	—	(796)
—	—	—	—	—	—	34,834	—	34,834
—	—	12,122	—	—	—	—	—	12,122
(140,285)	(2,669)	2,668	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	270,294	(6,164)	—	—	—	(6,164)
—	—	681	—	—	—	—	—	681
—	—	175	—	—	—	—	—	175
(5,619)	(107)	(2,898)	—	—	—	3,007	—	1
173,998	3,302	627,329	270,294	(6,164)	71,586	(45,534)	38,557	690,061
—	—	—	—	—	122,844	—	—	122,844
—	—	—	—	—	—	—	1,023	1,023
—	—	—	—	—	—	—	29,470	29,470
							30,493	
								153,337
—			—	—	—	15,017	—	15,017
—	—	4,014	—	—	—	—	—	4,014
(45,393)	(862)	866	—	—	—	—	—	4
—	—	—	256,224	(7,250)	—	—	—	(7,250)
—	—	4,137	—	—	—	(249)	—	3,890
4,706	10	410	—	—	—	(140)	—	280
—	—	—	—	—	—	—	—	—
(14,948)	(284)	(2,822)	—	—	—	3,107	—	—
118,363	2,166	633,934	526,518	(13,414)	194,430	(27,799)	69,050	859,353
—	—	—	—	—	**134,732**	—	—	**134,732**
—	—	—	—	—	—	—	**(2,397)**	**(2,397)**
—	—	—	—	—	—	—	**(135)**	**(135)**
—	—	—	—	—	—	—	**3,270**	**3,270**
							738	
								135,470
—	—	**653,162**	—	—	—	**(2,014)**	—	**651,370**
—	—	**973**	—	—	—	—	—	**973**
15,386	**412**	**18,492**	—	—	—	**(18,911)**	—	—
2,000	**54**	**79**	—	—	—	**(133)**	—	—
—	—	—	—	—	—	**25,895**	—	**25,895**
—	—	**3,353**	—	—	—	—	—	**3,353**
(37,946)	**(703)**	**703**	—	—	—	—	—	—
—	—	—	**12,987,877**	**(375,224)**	—	—	—	**(375,224)**
—	—	**9,859**	—	—	—	—	—	**9,863**
10,908	**320**	**430**	—	—	—	**(446)**	—	**304**
—	—	—	—	—	—	—	—	—
(9,744)	**(214)**	**(5,866)**	—	—	—	**6,082**	—	—
98,967	**$ 2,035**	**$1,315,119**	**13,514,395**	**$(388,638)**	**$329,162**	**$(17,326)**	**$69,788**	**$1,311,357**

Consolidated Statements of Cash Flows

Dollars in thousands	Year Ended September 30, 2005	2004	2003
Cash flows from operating activities:			
Net income	**$ 134,732**	$ 122,844	$ 94,277
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**83,720**	75,412	76,703
Amortization	**65,962**	42,806	37,691
Amortization of premiums and discounts on financial instruments	**1,625**	—	—
Impairment of customer relationship intangible assets	**9,615**	—	—
Restricted stock awards	**25,895**	15,017	34,833
Director stock remuneration	**304**	280	175
Deferred income taxes	**81,788**	31,590	36,187
Realized losses on short-term investments, net	**476**	—	—
Changes in operating assets and liabilities:			
Client receivables and unbilled work in process	**11,678**	(61,890)	(52,537)
Refundable income taxes	**(23,100)**	—	—
Prepaid expenses and other current assets	**21,266**	(6,220)	(583)
Funds held for clients	**(58,577)**	(6,400)	(6,113)
Due from related parties	**—**	—	3,468
Deferred contract costs	**(90,144)**	(24,427)	(13,184)
Accounts payable	**14,545**	6,001	(12,995)
Accrued compensation and benefits	**(54,236)**	31,524	38,466
Accrued expenses	**(3,299)**	1,427	12,736
Funds held for clients liability	**58,577**	6,400	6,113
Advanced billings to clients	**43,817**	(391)	32,811
Deferred contract revenues	**22,265**	(270)	(9,150)
Employee deferred compensation and accrued profit sharing	**(19,564)**	1,724	(9,320)
Other long-term liabilities	**18,732**	5,662	8,976
Net cash provided by operating activities	**346,077**	241,089	278,554
Cash flows from investing activities:			
Purchases of short-term investments	**(220,242)**	(521,185)	(258,975)
Sales of short-term investments	**459,175**	497,700	156,945
Additions to property and equipment	**(129,681)**	(70,025)	(43,548)
Additions to capitalized software	**(47,599)**	(23,953)	(24,153)
Cash paid for acquisitions and transaction costs, net of cash acquired	**(6,726)**	(11,450)	(65,152)
Increase in other assets	**(7,349)**	(6,874)	(5,215)
Net cash provided by (used in) investing activities	**47,578**	(135,787)	(240,098)
Cash flows from financing activities:			
Proceeds from the exercise of stock options	**9,863**	3,890	681
Short-term borrowings	**129,048**	18,064	7,669
Repayments of short-term borrowings	**(103,475)**	(38,639)	(32,624)
Repayments of long-term debt	**(13,000)**	(13,000)	(9,236)
Repayments of capital lease obligations	**(5,732)**	(7,684)	(11,171)
Purchase of Class A common shares for treasury	**(375,224)**	(7,250)	(6,164)
Payment of offering costs	**—**	—	(796)
Net cash used in financing activities	**(358,520)**	(44,619)	(51,641)
Effect of exchange rate changes on cash and cash equivalents	**(688)**	1,013	2,210
Net increase in cash and cash equivalents	**34,447**	61,696	(10,975)
Cash and cash equivalents, beginning of period	**129,481**	67,785	78,760
Cash and cash equivalents, end of period	**$ 163,928**	$ 129,481	$ 67,785

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

(continued)

Dollars in thousands	Year Ended September 30, 2005	2004	2003
Schedule of non-cash investing and financing activities:			
Acquisition, cash paid, net of cash acquired:			
Common stock issued and warrants acquired in connection with acquisition, net of issuance costs	**$ 652,378**	$ —	$ —
Transaction costs	**(3,356)**	(3,708)	—
Fair value of assets acquired	**(469,251)**	(3,530)	(72,932)
Fair value of liabilities assumed	**219,872**	2,966	52,126
Goodwill	**(406,369)**	(7,178)	(44,346)
Cash paid, net of cash acquired	**(6,726)**	(11,450)	(65,152)
Real estate and equipment purchased under capital leases	**—**	2,917	—
Software licenses purchased under long-term agreements	**2,926**	7,444	8,146
Supplementary disclosure of cash paid during the year:			
Interest paid	**$ 15,593**	$ 18,398	$ 18,390
Income taxes paid	**28,942**	56,847	8,486

The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements

For The Fiscal Years Ended September 30, 2005, 2004 and 2003

Dollars in thousands except share and per share amounts

1. Description of Business

Hewitt Associates, Inc., a Delaware corporation, and its subsidiaries ("Hewitt" or the "Company") provide global human resources outsourcing and consulting services. The Company's Outsourcing business is comprised of Benefits Outsourcing and Human Resources Business Process Outsourcing (HR BPO). Hewitt's Consulting business is primarily comprised of Benefits Consulting, including retirement and health care consulting, and Talent and Organization Consulting.

2. Summary of Significant Accounting Policies

The consolidated financial statements are prepared on the accrual basis of accounting. The significant accounting policies are summarized below:

Principles of Consolidation and Combination

The accompanying consolidated financial statements reflect the operations of the Company and its majority owned subsidiaries after elimination of intercompany accounts and transactions. Investments in affiliated companies in which the Company does not have control, but has the ability to exercise significant influence over governance and operations (generally 20–50 percent ownership), are accounted for by the equity method.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, the accounting for contract and project loss reserves, performance-based compensation, the allowance for doubtful accounts, depreciation and amortization, asset impairment, taxes, and any contingencies. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates.

Revenue Recognition

Revenues include fees generated from Outsourcing contracts and from Consulting services provided to the Company's clients. Revenues from sales or licensing of software are not material. The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, our fee is determinable and collectibility is reasonably assured.

The Company's Outsourcing contracts typically have three- to five-year terms for benefits services and seven- to ten-year terms for HR BPO services. The Company recognizes revenues for non-refundable, up-front implementation fees evenly over the period the related ongoing services revenues are recognized. Services provided outside the scope of the Company's Outsourcing contracts are recognized on a time-and-material or fixed-fee basis.

The Company's clients typically pay for Consulting services either on a time-and-material or fixed-fee basis. Revenues are recognized under time-and-material based arrangements monthly as services are provided. On fixed-fee engagements, revenues are recognized either as services are provided using a proportional performance method or at the completion of a project based on facts and circumstances of the client arrangement.

Losses on Outsourcing or Consulting arrangements are recognized in the period in which a loss becomes probable and the amount of the loss is reasonably estimable. Contract or project losses are determined to be the amount by which the estimated direct costs, which include any remaining deferred contract set up costs, and a portion of indirect costs exceed the estimated total revenues that will be generated by the arrangement. Estimates are monitored during the term of the arrangement and any changes to estimates are recorded in the current period and can result in either increases or decreases to income.

In connection with the Emerging Issues Task Force ("EITF") Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, the Company has contracts with multiple elements primarily in its Outsourcing segment. Multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting. EITF Issue 00-21 establishes the following criteria, all of which must be met, in order for a deliverable to qualify as a separate unit of accounting:

- The delivered items have value to the client on a stand-alone basis
- There is objective and reliable evidence of the fair value of the undelivered items
- If the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered items is considered probable and substantially in the control of the Company.

If these criteria are not met, deliverables included in an arrangement are accounted for as a single unit of accounting and revenue is deferred until the period in which the final deliverable is provided or a predominant service level has been attained. If there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative fair value. Revenue is then recognized using a proportional performance method such as recognizing revenue based on transactional services delivered or on a straight-line basis (as adjusted primarily for volume changes), as appropriate.

Revenues earned in excess of billings are recorded as unbilled work in process. Billings in excess of revenues earned are recorded as advanced billings to clients, a deferred revenue liability, until services are rendered.

The Company considers the criteria established by EITF Issue No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*, in determining whether revenue should be recognized on a gross versus a net basis. In consideration of these criteria, the Company recognizes revenue primarily on a gross basis. Factors considered in determining if gross or net recognition is appropriate include whether the Company is primarily responsible to the client for the services, changes the delivered product, performs part of the service delivered, has discretion on vendor selection, or bears credit risk. In accordance with EITF Issue No. 01-14, *Income Statement Characterization*

of Reimbursements Received for "Out-of-Pocket" Expenses Incurred, reimbursements received for out-of-pocket expenses incurred are characterized as revenues and are shown as a separate component of total revenues. Similarly, related reimbursable expenses are also shown separately within operating expenses.

Deferred Contract Costs and Deferred Contract Revenues

For long-term Outsourcing service agreements, implementation efforts are often necessary to set up clients and their human resource or benefit programs on the Company's systems and operating processes. For Outsourcing services sold separately or accounted for as a separate unit of accounting; specific, incremental and direct costs of implementation incurred prior to the services going live are deferred and amortized over the period the related ongoing services revenue is recognized. Such costs may include internal and external costs for coding or creating customizations of systems, costs for conversion of client data and costs to negotiate contract terms. For Outsourcing services that are accounted for as a combined unit of accounting; specific, incremental and direct costs of implementation, as well as ongoing service delivery costs incurred prior to revenue recognition commencing are deferred and amortized over the remaining contract services period. Implementation fees are also generally received from our clients either up front or over the ongoing services period in the fee per participant. Lump sum implementation fees received from a client are initially deferred and then recognized as revenue evenly over the contract ongoing services period. If a client terminates an Outsourcing services arrangement prior to the end of the contract, a loss on the contract may be recorded if necessary and any remaining deferred implementation revenues and costs would then be recognized into earnings through the termination date.

Performance-Based Compensation

The Company's compensation program includes a performance-based component that is determined by management subject to annual review by the Compensation and Leadership Committee of the Board of Directors. Performance-based compensation is discretionary and is based on individual, team, and total Company performance. Performance-based compensation is paid once per fiscal year after the Company's annual operating results are finalized. The amount of expense for performance-based compensation recognized at interim and annual reporting dates involves judgment, is based on quarterly and annual results as compared to internal targets, and takes into account other factors, including industry trends and the general economic environment. Annual performance-based compensation levels may vary from current expectations as a result of changes in the actual performance of the Company, team or individual. As such, accrued amounts are subject to change in future periods if actual future performance varies from performance levels anticipated in prior interim periods.

Income Taxes

The Company applies the asset and liability method described in Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recognized to reduce the deferred tax assets to the amount that is more likely than not to be realized. In assessing the likelihood of realization, management considers estimates of future taxable income.

Foreign Currency Translation

The Company's foreign operations use local currency as their functional currency. Accordingly, assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at exchange rates in effect at year-end, while revenues and expenses are translated at average exchange rates prevailing during the year. Translation adjustments are reported as a component of accumulated other comprehensive income (loss) in stockholders' equity. Gains or losses resulting from foreign exchange transactions are recorded in earnings within other income (expense), net.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of cash equivalents, client receivables and unbilled work in process. Hewitt invests its cash equivalents in the highest rated money market and similar investments and continuously monitors the investment ratings. Concentrations of credit risk with respect to unbilled revenues and receivables are limited as no client makes up a significant portion of the Company's billings. Credit risk itself is limited due to the Company's large number of *Fortune* 500 clients, its clients' strong credit histories, and their dispersion across many different industries and geographic regions. For each of the years ended September 30, 2005, 2004 and 2003, no single client represented ten percent or more of the Company's total revenues.

Fair Value of Financial Instruments

Cash and cash equivalents, marketable securities and client receivables are financial assets with carrying values that approximate fair value. Accounts payable and the Company's variable rate debt are financial liabilities with carrying values that approximate fair value. As of September 30, 2005 and 2004, the carrying value of the Company's fixed rate senior term notes was \$121,000 and \$134,000, respectively, and the fair value was estimated to be approximately \$130,992 and \$147,000, respectively. The estimate of fair value was calculated by discounting the future cash flows of the senior term

notes at rates currently offered to the Company for similar debt instruments with comparable maturities. The fair value of the Company's $103,545 of 2.50% Convertible Senior Notes with a face value of $110,000 is valued at $100,513 at September 30, 2005, based on the current market value of this publicly traded security.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash and investments with maturities of 90 days or less when purchased. At September 30, 2005 and 2004, cash and cash equivalents included cash in checking and money market accounts as well as corporate tax-advantaged money market investments maturing in 90 days or less.

Funds Held for Clients

Some of the Company's Outsourcing agreements require the Company to hold funds on behalf of clients. Funds held on behalf of clients are segregated from Hewitt corporate funds. The increase in the funds held for clients at September 30, 2005 from September 30, 2004 is primarily due to the addition of Exult, Inc. in 2005 (see Note 5 for additional information on the merger with Exult, Inc.) and the timing of when client obligations become due relative to the receipt of client funds. There is usually a short period of time between when we receive funds and when we pay obligations on behalf of clients.

Short-Term Investments

Short-term investments include marketable equity and debt securities that are classified as available-for-sale and recorded at fair value. Unrealized gains or losses are reported as a component of accumulated other comprehensive income (loss). Realized gains or losses are reported in other expenses, net on the consolidated statements of operations.

Client Receivables and Unbilled Work in Process

The Company periodically evaluates the collectibility of its client receivables and unbilled work in process based on a combination of factors. In circumstances where the Company becomes aware of a specific client's difficulty in meeting its financial obligations (e.g., bankruptcy filings, failure to pay amounts due to the Company or to others), the Company records an allowance for doubtful accounts to reduce the client receivable or unbilled work in process to what the Company reasonably believes will be collected. For all other clients, the Company recognizes an allowance for doubtful accounts based on past write-off history and the length of time the receivables are past due or unbilled work in process is not billed. Facts and circumstances may change that would require the Company to alter its estimates of the collectibility of client receivables and unbilled work in process.

Property and Equipment

Property and equipment, which include amounts recorded under capital leases, are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Asset Description	Asset Life
Computer equipment	3 to 5 years
Telecommunications equipment	5 years
Furniture and equipment	5 to 15 years
Buildings	15 to 39 years
Leasehold improvements	Lesser of estimated useful life or lease term

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets held for use are assessed by a comparison of the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, the asset is considered impaired and expense is recorded in an amount required to reduce the carrying amount of the asset to its fair value.

Software Development Costs

Software development costs for software developed for internal use are accounted for in accordance with the American Institute of Certified Public Accountants' Statement of Position No. 98-1 ("SOP 98-1"), *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*. SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. The Company amortizes the software costs over periods ranging from three to five years.

Costs associated with the planning and design phase of the development of software products, including coding and testing activities necessary to establish technological feasibility of computer software products to be sold, leased, or otherwise marketed, are expensed as incurred. Once technological feasibility has been determined, costs incurred in the construction phase of software development, including coding, testing, and product quality assurance are capitalized. Capitalization ceases when the software products are available for release to customers.

Goodwill and Intangible Assets

Goodwill is not amortized but is reviewed for impairment annually or more frequently if indicators arise. The evaluation is based upon a comparison of the estimated fair value of the reporting unit to which the goodwill has been assigned to the sum of the carrying value of

the assets and liabilities for that reporting unit. The fair values used in this evaluation are estimated based upon discounted future cash flow projections for the reporting unit. These cash flow projections are based upon a number of estimates and assumptions. Intangible assets are initially valued at fair market value using generally accepted valuation methods appropriate for the type of intangible asset. Intangible assets with definite lives are amortized over their estimated useful lives and are reviewed for impairment if indicators of impairment arise. The evaluation of impairment is based upon a comparison of the carrying amount of the intangible asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the intangible asset to its carrying value, with any shortfall from fair value recognized as an expense in the current period.

Amortization of the Company's definite lived intangible assets are computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Asset Description	Asset Life
Capitalized software	3 to 5 years
Trademarks and tradenames	3 to 10 years
Core technology	10 years
Customer relationships	10 to 30 years

Stock-Based Compensation

The Company accounts for stock-based compensation under SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*, which allows companies to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and provide pro forma net income and net income per share disclosures for employee stock option grants as if the fair value method defined in SFAS No. 123 had been applied.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), *Share-Based Payment* ("SFAS No. 123(R)"), which revises SFAS No. 123 and supersedes APB No. 25 and its related implementation guidance. Beginning October 1, 2005, the Company will be required to record compensation expense for its employee stock options in accordance with SFAS No. 123(R).

Restricted stock awards, including restricted stock and restricted stock units, are measured using the fair market value of the stock as of the grant date and are initially recorded as unearned compensation on the balance sheet. As the restricted stock awards vest, the unearned compensation is amortized to compensation expense on a straight-line basis. Employer payroll taxes are also recorded as expense when they become due over the vesting period. The remaining unvested shares are subject to forfeiture and restrictions on sale or transfer for four years from the grant date.

The Company also granted non-qualified stock options at an exercise price equal to the fair market value of the Company's stock on the grant date. Under APB Opinion No. 25, because the stock options have no intrinsic value on the grant date, no compensation expense is recorded in connection with the stock option grants. Generally, stock options vest 25 percent on each anniversary of the grant date, are fully vested four years from the grant date, and have a term of ten years.

For purposes of SFAS No. 123 pro forma disclosures, applying the Black-Scholes valuation method, had the estimated fair value of the stock options been amortized to compensation expense over the stock options' vesting period, the Company's pro forma net income and earnings per share would have been as follows:

	Year Ended September 30,		
	2005	2004	2003
Net income:			
As reported	**$134,732**	$122,844	$ 94,277
Stock-based compensation expense included in reported net income, net of tax	**17,259**	9,872	23,016
Pro forma stock compensation expense, net of tax	**(45,077)**	(19,807)	(28,459)
Adjusted net income	**$106,914**	$112,909	$ 88,834
Net income per share—basic:			
As reported	**$ 1.21**	$ 1.28	$ 0.99
Adjusted net income per share	**$ 0.96**	$ 1.18	$ 0.94
Net income per share—diluted:			
As reported	**$ 1.19**	$ 1.25	$ 0.97
Adjusted net income per share	**$ 0.95**	$ 1.15	$ 0.92

The above pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2005[1]	2004	2003
Expected volatility	—	35%	35%
Risk-free interest rate	—	3.36%-3.47%	2.87%-3.37%
Expected life	—	5	5
Dividend yield	—	0%	0%

[1]The Company did not grant any stock options in the year ended September 30, 2005.

New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payment*, which eliminates the ability to account for share-based compensation transactions using the intrinsic value method prescribed in APB Opinion No. 25, and generally requires that such transactions be accounted for using a fair value-based method. The SEC recently extended the effective date of SFAS No. 123(R), such that the Company would begin to apply the Statement on October 1, 2005, the beginning of the Company's 2006 fiscal year. The Company plans to apply SFAS No. 123(R) using the Modified Prospective method. Compensation expense for the unvested awards at October 1, 2005 will be measured based on the fair values of the awards previously calculated in preparing the pro forma disclosures in accordance with the provisions of SFAS 123, less adjustments for forfeitures and additional adjustments prescribed by SFAS 123(R). The estimated cumulative effect of the change in accounting principle upon adoption of SFAS 123(R) is not expected to be material.

On October 22, 2004, the *American Jobs Creation Act* of 2004 ("AJCA") became effective. The AJCA provides a temporary incentive for U.S. multinationals to repatriate accumulated earnings outside the United States by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. The AJCA applies to repatriated foreign earnings in either the Company's fiscal year ending September 30, 2005 or the Company's fiscal year ending September 30, 2006. In December 2004, the FASB issued FASB Statement of Position 109-2 ("FSP 109-2"), *Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act* of 2004, which provides accounting and disclosure guidance for the repatriation provision. FSP 109-2 was effective immediately, however, companies were allowed time beyond the financial reporting period of enactment to evaluate the effect of the AJCA on its plan for reinvestment or repatriation of foreign earnings, as it applies to the application of SFAS No. 109. During the year ended September 30, 2005, the Company recorded a $147 tax liability associated with the planned voluntary repatriation of funds, which were repatriated prior to September 30, 2005.

In September 2004, the FASB's Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 04-08, *The Effect of Contingently Convertible Instruments on Diluted Earnings per Share*. The Task Force reached a conclusion that Contingently Convertible Instruments ("Co-Cos") should be included in diluted earnings per share computations, if dilutive, regardless of whether the market price trigger or other contingent feature has been met. With the merger with Exult, Inc. and the assumed obligation of $102,300 of Exult's convertible senior notes on October 1, 2004, the Company's earnings per share computations now include the dilutive effects, if any, of the acquired convertible notes. See Note 4 for additional information on earnings per share.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Tender Offer

On June 16, 2004, the Company announced that its Board of Directors authorized the repurchase up to an aggregate amount of $150,000 of Hewitt's Class A, Class B and Class C common stock, depending on market conditions and other customary factors, in light of the Company's cash position and expected future cash flows. Through February 4, 2005, the Company repurchased 2,393,450 shares of its Class A common stock under this authorization for $68,234 at an average price per share of $28.51.

On February 4, 2005, the Company announced that its Board of Directors authorized the replacement of the $150,000 share repurchase program with a plan to repurchase up to $300,000 of Hewitt's Class A, Class B and Class C common shares, in the next twelve months depending on market conditions and other customary factors.

On February 11, 2005, the Company announced that its Board of Directors authorized the repurchase of up to 8,000,000 shares of its Class A, Class B and Class C common stock through a modified "Dutch Auction" tender offer including the right to purchase additional shares for a total repurchase of up to $300,000. The tender offer expired on March 16, 2005 and the Company repurchased 6,662,954 Class A shares and 3,681,872 Class B shares, or 10,344,826 shares in total, at a purchase price of $29.00 per share. Upon repurchase, the Class B shares were converted into Class A shares. The aggregate amount paid for the shares was $300,000, which was funded through the sale of investments, cash on hand and short-term borrowings. The Company also incurred approximately $712 of estimated tender-related professional expenses. A total of $300,712 was recorded as treasury stock, at cost.

4. Earnings Per Share

Basic earnings per share ("EPS") is calculated by dividing net income by the weighted-average number of shares of common stock outstanding. Diluted EPS includes the components of basic EPS and also gives effect to dilutive common stock equivalents. Treasury stock is not considered outstanding for either basic or diluted EPS as weighted from the date the shares were placed into treasury. For purposes of calculating basic and diluted earnings per share, vested restricted stock awards are considered outstanding. Under the treasury stock method, diluted EPS reflects the potential dilution that could occur if securities or other instruments that are convertible into common stock were exercised or could result in the issuance of common stock. Potentially dilutive common stock equivalents include unvested restricted stock and restricted stock units, unexercised stock options and warrants that are "in-the-money" and outstanding convertible debt securities which would have a dilutive effect if converted from debt to common stock. Restricted stock awards generally vest 25 percent on each anniversary of the grant date and are not considered outstanding in basic earnings per share until the vesting date.

Each share of the Company's Class B and Class C common stock is convertible into Class A common stock on a one-for-one basis, subject to certain restrictions, and has been included in both basic and diluted outstanding shares.

The following table presents computations of basic and diluted EPS in accordance with accounting principles generally accepted in the United States of America:

	Year Ended September 30,		
	2005	2004	2003
Net income as reported	**$134,732**	$122,844	$94,277
Weighted-average number of common stock for basic	**111,340,261**	96,031,389	94,783,223
Incremental effect of dilutive common stock equivalents:			
Unvested restricted stock awards	**687,104**	741,387	1,312,259
Unexercised in-the-money stock options	**1,078,357**	1,177,312	737,241
Weighted-average number of common stock for diluted	**113,105,722**	97,950,088	96,832,723
Earnings per share — basic	**$ 1.21**	$ 1.28	$ 0.99
Earnings per share — diluted	**$ 1.19**	$ 1.25	$ 0.97

Debt securities convertible into 1,870,748 weighted-average shares of Class A common stock were outstanding in the year ended September 30, 2005, but were not included in the computation of diluted earnings per share because the effect of including the convertible debt securities would be antidilutive, as the effect of the assumed discontinuation of interest expense would be greater than the addition of assumed converted shares. Warrants to purchase 200,000 weighted-average shares of Class A common stock, which the Company assumed in the Exult transaction, were outstanding in the year ended September 30, 2005, but were not included in the computation of diluted earnings per share because the exercise price of the warrants was greater than the average market price of the Class A common stock. The Company did not have any convertible debt securities or warrants in the prior-year periods. Stock options to purchase 958,995 weighted-average shares in 2005, 996,380 weighted-average shares in 2004 and 51,782 weighted-average shares in 2002 of Class A common stock, were outstanding but were not included in the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the Class A common stock.

5. Acquisitions

The Company continually assesses strategic acquisitions to complement its current business or expand related services. During fiscal 2005, 2004 and 2003, the Company completed the following acquisitions:

2005 Acquisitions

Exult Merger

On June 15, 2004, the Company entered into an Agreement and Plan of Merger with Exult, Inc. ("Exult"), a leading provider of HR business process outsourcing. On October 1, 2004, after obtaining regulatory and stockholder approvals, the merger was completed. Under the Agreement, each share of Exult common stock outstanding immediately prior to the effective time of the merger was converted into 0.2 shares of Hewitt Class A common stock. The purchase price of $684,969 consisted of the issuance of 22,159,921 shares of Hewitt Class A common stock valued at $653,939, the settlement payment for the cancellation of all Exult unexercised stock options of $23,545, transaction costs of $6,512, and the estimated fair value of the assumed Exult stock warrants of $973. The fair value of the shares of Hewitt Class A common stock of $29.51 was based upon the average of the closing prices of the Company's Class A common stock for the period commencing two trading days before, and ending two trading days after, June 16, 2004, the date of the announcement of the merger. The Company estimated the fair value of the assumed warrants by utilizing the Black-Scholes method.

The merger has been accounted for as a purchase business combination. Under the purchase method of accounting, the assets acquired and liabilities assumed from Exult are recorded in the consolidated financial statements at their respective fair values as of the merger date. The final valuation and allocation of the purchase price to net assets acquired resulted in an allocation of $399,508 to goodwill, all of which was assigned to the Outsourcing segment. No portion of this goodwill is expected to be deductible for tax purposes. The combined results of operations from the merger are included in the consolidated financial statements within the Outsourcing segment from October 1, 2004, the date of the merger.

The Company has determined the following estimated fair values for the assets purchased and liabilities assumed as of the merger date. During the year, the Company finalized estimates related to the net assets acquired. The change in estimates of client contract reserves, contractual customer relationships and core technology intangible assets, and related deferred taxes increased goodwill by $33,623 during the year ended September 30, 2005. Fair values for tangible assets were estimated by the Company and third party appraisers and fair values for intangible assets were valued by independent third party valuation advisors based on information provided by the Company.

	October 1, 2004
Total purchase price	$ 684,969
Less net assets acquired:	
Cash and cash equivalents	$ 31,585
Short-term investments	110,412
Client receivables and unbilled revenues	79,525
Prepaid expenses and other current assets	46,388
Property and equipment	14,179
Customer relationships (10-15 year estimated lives)	136,593
Core technology (10 year estimated life)	44,000
Purchased software (3-5 year estimated lives)	7,210
Trademarks and tradenames (10 year estimated life)	2,000
Deferred tax assets, net	53,191
Accounts payable and accrued expenses	(134,862)
Convertible senior notes	(102,300)
Other assets and liabilities, net	(2,460)
	285,461
Goodwill	$ 399,508

In connection with the merger, the Company formulated facility exit and severance strategies. The Company recorded $13,721 of estimated liabilities for costs related to Exult facilities consolidation, the related impact on Exult outstanding real estate leases and Exult involuntary employee terminations and relocations. The following table shows the activity in these exit accruals since October 1, 2004. Accrued facility exit and severance costs as of September 30, 2005 are expected to be settled by August 2006.

Facility Exit and Severance Cost Accrual

Balance October 1, 2004	**$13,721**
Cash payments	**(2,351)**
Balance December 31, 2004	**11,370**
Cash payments	**(1,002)**
Adjustments to the estimate[1]	**788**
Other[2]	**292**
Balance March 31, 2005	**11,448**
Cash payments	**(262)**
Adjustments to the estimate[3]	**(3,202)**
Other[2]	**51**
Balance June 30, 2005	**8,035**
Cash payments	**(2,561)**
Adjustments to the estimate[4]	**693**
Other[2]	**48**
Balance September 30, 2005	**$ 6,215**

[1]Changes in the estimated facility exit and severance cost accrual in the quarter ended March 31, 2005, resulted from the inclusion of additional facility exit costs, primarily related to revised rent expense estimates.

[2]Other represents foreign currency translation and imputed interest.

[3]Changes in the estimated facility exit and severance cost accrual in the quarter ended June 30, 2005, related primarily to lower exit costs as a result of a lease termination ahead of the estimated exit date for one location.

[4]Changes in the estimated facility exit and severance accrual in the quarter ended September 30, 2005, resulted from additional accrued severance expenses for actions identified at the acquisition date but not finalized and announced until the fourth quarter. The increase in the accrual was offset by a reduction in estimated expenses for remaining facility exit and severance plans.

As part of the merger, the Company assumed $110,000 of Exult's 2.5% convertible senior notes, due on October 1, 2010, which may be converted to 1,870,748 shares of Hewitt Class A common stock at a $58.80 conversion price. In connection with the merger, the Company granted 692,139 shares of Class A unvested restricted stock and restricted stock units to certain Exult employees. These awards were valued at $18,535 on the October 1, 2004 grant date (a price of $26.78 per share). This amount was recorded as unearned compensation and is being expensed ratably through the vesting date of June 27, 2006.

As part of the Company's merger with Exult, the Company assumed an obligation under a fully vested warrant to purchase up to 200,000 shares of the Company's Class A common stock. The warrant expires in April 2008 and is currently exercisable. The warrant may only be exercised in its entirety, must be exercised in a single transaction and must be exercised on a cashless, net issuance basis. The exercise price is derived from a formula with a minimum exercise price of $37.75 per share.

Assuming the acquisition of Exult occurred at the beginning of fiscal 2004, pro forma net revenues would have been approximately $2,662,252, pro forma net income would have been approximately $114,698 and pro forma earnings per share basic and diluted would have been approximately $0.97 and $0.95, respectively. These pro forma results, which are unaudited, are not necessarily indicative of what would have occurred if the acquisition had been consummated

at the beginning of 2004, nor are they necessarily indicative of future consolidated operating results.

Other 2005 *Acquisitions*

On July 13, 2005, the Company acquired a minority interest in a German actuarial business ("investee") for approximately $5,400. Under the terms of the purchase agreement, the Company will contribute net assets from its existing German actuarial business in October 2005 and in return will receive additional interest. The Company will continue to hold a minority position after the contribution of assets and as such, the Company's investment will be accounted for under the equity method of accounting. At the end of year six, the Company has an option to purchase the remaining interest in the investee and the investee stockholders have an option to put their remaining interest in the investee to the Company. The final purchase price will be subject to a third party independent appraiser.

On September 5, 2005, the Company purchased 100% of the outstanding shares of a pension management business in the Netherlands for approximately $11,400. The purchase price is subject to certain contingent payments based on the final opening balance sheet. The contingent payments are not expected to be material to the Company.

2004 Acquisitions

During 2004, the Company acquired a controlling interest in a joint venture investment in Puerto Rico and the remaining interest in a joint venture investment in India. The Company acquired these entities for cash at an aggregate cost of $13,249. The purchase price allocations resulted in the aggregate allocation of $3,569 to goodwill, of which $2,572 was assigned to the Outsourcing segment, with the remainder of $997 assigned to the Consulting segment. The Company expects all of the goodwill to be deductible for U.S. tax purposes. These acquisitions are not considered to be material to the Company, and, therefore, pro forma information has not been presented.

2003 Acquisitions

Benefits Administration and Actuarial Business of the Northern Trust Corporation

On June 15, 2003, the Company acquired substantially all of the assets of Northern Trust Retirement Consulting LLC, Northern Trust Corporation's retirement consulting and administration business ("NTRC"), which provides retirement consulting and actuarial services and defined benefit, defined contribution and retiree health and welfare administration services. The benefit administration business operates within the Company's Outsourcing segment and the retirement consulting and actuarial business within the Consulting segment. The purchase price was comprised of $17,600 in cash for the assignment of client, vendor and third-party contract rights and obligations applicable to the acquired business; computer equipment, furniture and leasehold improvements owned or leased by NTRC in its Atlanta, Georgia facility, and the assumption of NTRC's real estate lease obligation for its Atlanta, Georgia facility. The allocation of the purchase price resulted in the allocation of $7,821 to goodwill. The Company expects all of the goodwill to be deductible for U.S. tax purposes. As part of the acquisition agreement, the Company has agreed with the Northern Trust Corporation to, on a non-exclusive basis, recommend Northern Trust Corporation's custody, trustee and benefit payment services to the Company's clients and prospective clients and Northern Trust Corporation has agreed to recommend the Company's Outsourcing services to their clients and prospective clients. NTRC's results of operations are included within the Company's historical results from the acquisition date of June 15, 2003. This acquisition is not considered to be material to the Company, and, therefore, pro forma information has not been presented.

Cyborg Worldwide, Inc.

On June 5, 2003, the Company purchased Cyborg Worldwide, Inc., the parent of Cyborg Systems, Inc. ("Cyborg"), a global provider of human resources management software and payroll services. Cyborg operates within the Company's Outsourcing segment. The purchase price totaled $43,645, and was comprised of $43,000 of cash and $645 of acquisition related costs, plus the potential for additional performance-based consideration of up to $30,000 payable through 2006. On June 8, 2004, the Company entered an agreement with Cyborg's selling stockholders to settle the performance-based consideration obligation for $10,000. The allocation of the $53,645 adjusted purchase price to acquired net assets resulted in the allocation of $25,353 to goodwill and $30,638 to identifiable intangible assets, which includes $17,823 to customer relationships with an estimated twelve-year useful life, $12,116 to capitalized software with an estimated five-year life and $699 to trademarks with an estimated three-year useful life. The preliminary allocation also included allocations of $9,138 to identifiable assets and $11,484 to assumed liabilities. The Company expects all of the goodwill to be deductible for U.S. tax purposes. Cyborg's results of operations are included within the Company's historical results from the acquisition date of June 5, 2003. This acquisition is not considered to be material to the Company, and, therefore, pro forma information has not been presented.

Other 2003 *Acquisitions*

During 2003, the Company acquired the controlling interests in joint venture investments in the Netherlands, India, and Singapore, and an actuarial business in Ireland. The Company acquired these entities for cash at an aggregate cost of $14,617. The allocations of the purchase price resulted in the aggregate allocation of $17,183 to goodwill, of which $5,427 was assigned to the Outsourcing segment, with the remainder of $11,756 assigned to the Consulting segment. The Company expects approximately one-half of the goodwill to be deductible for U.S. tax purposes. These acquisitions are not considered to be material to the Company, and, therefore, pro forma information has not been presented.

6. Short-Term Investments

Short-term investments are comprised of available-for-sale securities at September 30, 2005 and 2004, and consist of the following:

	September 30, 2005		September 30, 2004	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Amounts included in short-term investments[1]:				
Corporate notes	**$ 6,174**	**$ 6,131**	$ —	$ —
Asset-backed securities	**14,989**	**14,949**	—	—
U.S. Treasuries and Agencies	**7,765**	**7,713**	—	—
Auction rate municipal bonds	**24,900**	**24,900**	183,205	183,205
Short-term investments	**$53,828**	**$53,693**	$183,205	$183,205

[1]Prior to the October 1, 2004 merger with Exult, the Company's short-term investments consisted of auction rate municipal bonds. The Company's investments in these securities were recorded at cost, which approximated fair market value due to their variable interest rates which typically reset every 28 to 35 days. As a result, prior to October 1, 2004, the Company had no cumulative gross unrealized holding gains (losses) or gross realized gains (losses) from its available-for-sale securities. All income generated from the auction rate municipal bonds is recorded as interest income.

As of September 30, 2005, there were gross unrealized holding gains of $1 and gross unrealized holding losses of $136 from available-for-sale securities.

Amortized cost and estimated fair market value of debt securities classified as available-for-sale by contractual maturities at September 30, 2005 and 2004 consist of the following:

	September 30, 2005		September 30, 2004	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Amounts included in short-term investments:				
Due in less than one year	**$21,940**	**$21,846**	$ 4,855	$ 4,855
Due after one year through five years	**6,929**	**6,888**	—	—
Due after five years through ten years	—	—	9,500	9,500
Due after ten years	**24,959**	**24,959**	168,850	168,850
Short-term investments	**$53,828**	**$53,693**	$183,205	$183,205

7. Client Receivables and Unbilled Work in Process

Client receivables and unbilled work in process, net of allowances, at September 30, 2005 and 2004, consisted of the following:

	2005	2004
Client receivables	**$384,342**	$339,306
Unbilled work in process	**211,349**	183,576
	$595,691	$522,882

As of September 30, 2005 and 2004, $14,379 and $18,003, respectively, of long-term unbilled work in process is classified within other assets, net.

The activity in the client receivable and unbilled work in process allowances for the years ended September 30, 2005, 2004 and 2003, consisted of the following:

	2005	2004	2003
Balance at beginning of year	**$ 21,732**	$ 15,011	$ 16,160
Increase in allowances	**15,157**	23,764	17,661
Use of allowances	**(12,967)**	(17,043)	(18,810)
Balance at end of year	**$ 23,922**	$ 21,732	$ 15,011

8. Property and Equipment

As of September 30, 2005 and 2004, net property and equipment, which includes assets under capital leases, consisted of the following:

	2005	2004
Property and equipment:		
Buildings	**$ 92,990**	$ 92,057
Computer equipment	**346,780**	282,641
Telecommunications equipment	**134,575**	116,027
Furniture and equipment	**116,881**	101,493
Leasehold improvements	**126,468**	92,089
Total property and equipment	**817,694**	684,307
Less accumulated depreciation and amortization	**(514,819)**	(448,208)
Balance at end of year	**$ 302,875**	$ 236,099

9. Goodwill and Other Intangible Assets

The Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, on October 1, 2002, and tests goodwill for impairment annually or whenever indicators of impairment arise. During the years ended September 30, 2005, 2004 and 2003, no goodwill impairments were recognized.

The following is a summary of changes in the carrying amount of goodwill for the years ended September 30, 2005 and 2004:

	Outsourcing Segment	Consulting Segment	Total
Balance at September 30, 2003	$ 26,741	$232,553	$259,294
Additions and other adjustments	13,669	(6,495)	7,174
Effect of changes in foreign exchange rates	245	19,030	19,275
Balance at September 30, 2004	40,655	245,088	285,743
Additions and other adjustments	**399,508**	**6,861**	**406,369**
Effect of changes in foreign exchange rates	**8,338**	**(6,080)**	**2,258**
Balance at September 30, 2005	**$448,501**	**$245,869**	**$694,370**

Goodwill, customer relationships, tradename and core technology additions during the year ended September 30, 2005, resulted primarily from the Company's merger with Exult (see Note 5, Acquisitions). Goodwill additions during the year ended September 30, 2004 resulted from the settlement of the Cyborg performance-based consideration obligation and from the acquisitions of the remaining interest in two of the Company's joint ventures. Goodwill adjustments during the year ended September 30, 2004 resulted from purchase price allocation adjustments related to the NTRC acquisition, an acquisition in the Netherlands and Switzerland.

Intangible assets with definite useful lives are amortized over their estimated useful lives and are tested for impairment whenever indicators of impairment arise. During the year ended September 30, 2005, in connection with the termination of two Outsourcing client contracts, the Company recorded a $9,615 impairment expense related to customer relationship intangible assets. The fair values of the customer relationship intangible assets were estimated by discounting the remaining cash flows related to each customer's contract and were compared to the carrying values of the intangible assets to determine the impairment charge. The impairment charge was recorded in the Outsourcing segment results and shown within selling, general and administrative expenses on the Company's statement of operations.

The following is a summary of intangible assets at September 30, 2005 and 2004:

	September 30, 2005			September 30, 2004		
Definite useful life	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Capitalized software	**$310,568**	**$199,571**	**$110,997**	$244,265	$158,915	$ 85,350
Trademarks and tradenames	**14,164**	**8,387**	**5,777**	12,478	5,821	6,657
Core technology	**44,000**	**4,400**	**39,600**	—	—	—
Customer relationships	**241,469**	**24,847**	**216,622**	109,422	8,757	100,665
Total	**$610,201**	**$237,205**	**$372,996**	$366,165	$173,493	$192,672

The increases in the gross carrying amounts of customer relationships, core technology and trademarks and tradenames are primarily the result of the Exult merger. The increase in customer relationships is partially offset by impairment charges of $9,615 incurred in the year ended September 30, 2005.

Amortization expense related to definite-lived intangible assets for the years ended September 30, 2005, 2004 and 2003, are as follows:

	2005	2004	2003
Capitalized software	**$40,652**	$35,063	$32,234
Trademarks and tradenames	**2,840**	2,617	2,210
Core technology	**4,400**	—	—
Customer relationships	**18,070**	5,126	3,247
Total	**$65,962**	$42,806	$37,691

Applying current foreign exchange rates, estimated amortization expense related to intangible assets with definite lives at September 30, 2005, for each of the years in the five-year period ending September 30, 2010 and thereafter is as follows:

	Estimated Intangibles Amortization Expense
Fiscal year ending:	
2006	$ 64,462
2007	53,460
2008	40,505
2009	32,986
2010	27,357
2011 and thereafter	154,226
Total	$372,996

10. Other Assets

As of September 30, 2005 and 2004, other assets consisted of the following:

	2005	2004
Other assets:		
Long-term unbilled work in process	**$14,379**	$18,003
Prepaid long-term interest and service contracts	**9,012**	9,798
Investments in affiliated companies	**9,320**	2,004
Other assets	**$32,711**	$29,805

The Company has several prepaid long-term contracts for maintenance on computer software systems. Benefits related to these long-term prepaid maintenance contracts are received over the contractual period.

Investments in less than 50%-owned affiliated companies over which the Company has the ability to exercise significant influence are accounted for using the equity method of accounting.

11. Debt

Debt at September 30, 2005 and 2004, consisted of the following:

	2005	2004
Unsecured lines of credit	**$21,858**	$ —
Term loan credit facility	**10,583**	—
Other foreign debt	**1,621**	698
Unsecured convertible senior term notes	**103,545**	—
Unsecured senior term notes	**121,000**	134,000
	258,607	134,698
Current portion	**35,915**	13,445
Long-term debt, less current portion	**$222,692**	$121,253

The principal portion of long-term debt at September 30, 2005 becomes due as follows:

Fiscal year ending:	
2006	$ 35,915
2007	29,867
2008	20,170
2009	10,163
2010	20,156
2011 and thereafter	142,336
Total	$258,607

Various debt agreements call for the maintenance of specified financial ratios, among other restrictions. At September 30, 2005 and 2004, the Company was in compliance with all debt covenants.

Unsecured Lines of Credit

As part of the Exult transaction, the Company assumed a domestic unsecured revolving line of credit facility which provides for borrowings up to $25,000 expiring on July 31, 2005. Borrowings under the facility accrue interest at LIBOR plus 212.5 basis points or a base rate. On January 25, 2005, the Company replaced the facility with a $25,000 unsecured revolving line of credit facility which provides for borrowings up to $25,000 expiring on October 1, 2007. Borrowings under this facility accrue interest at LIBOR plus 52.5-72.5 basis points or a base rate. At September 30, 2005, $9,837 was outstanding on the line of credit and was accruing interest at 4.84%.

On May 23, 2005, the Company closed on a five-year credit facility, with a six-bank syndicate, that provides for borrowings up to $200,000. This facility replaced a three-year facility that was scheduled to expire on September 27, 2005. Borrowings under the new facility accrue interest at LIBOR plus 30-to-60 basis points or the prime rate, at our option. Borrowings are repayable upon demand or at expiration of the facility on May 23, 2010. Quarterly facility fees ranging from 7.5-to-15 basis points are charged on the average daily commitment under the facility. At September 30, 2005 and 2004, there were no borrowings outstanding against the new facility.

Hewitt Bacon & Woodrow Ltd., the Company's U.K. subsidiary, had an unsecured British pound sterling line of credit. In July 2005, the line of credit was amended and extended to allow for borrowings up to £5,000 until the expiration of the facility on July 31, 2006. As of September 30, 2005 and 2004, the interest rates on the line of credit were 5.525% and 5.775%, respectively, and there was no outstanding balance at either date.

Hewitt has a contract with a lender to guarantee borrowings of its subsidiaries up to $20 million in multiple currency loans and letters of credit. There is no fixed termination date on this contract. This contract allows Hewitt's foreign subsidiaries to secure financing at rates based on Hewitt's creditworthiness. The contract was signed August 31, 2004, and $1.4 million of the facility is available for Hewitt's India office to support local letters of credit and bank guarantees. The facility provides for borrowings at LIBOR plus 75 basis points. As of September 30, 2005, there were borrowings of $12,021 and as of September 30, 2004, there were no borrowings on this facility.

Term Loan Credit Facility

On December 22, 2004, Hewitt Bacon & Woodrow Ltd., the Company's U.K. subsidiary, entered into a £6 million term loan credit facility agreement. The loan is repayable in 24 quarterly installments through December 2010 and accrues interest at LIBOR plus 80 basis points. Interest is currently accruing at 5.4925% at September 30, 2005. At September 30, 2005, the outstanding balance of the term loan was approximately £6 million or $10,583.

Other Foreign Debt

Other foreign debt outstanding at September 30, 2005 and 2004 totaled $1,621 and $698, respectively, pursuant to local banking relationships.

Unsecured Convertible Senior Term Notes

In connection with the Company's merger with Exult, the Company became obligated for $110,000 aggregate principal amount of 2.50% Convertible Senior Notes due October 1, 2010. The notes rank equally with all of Hewitt's existing and future senior unsecured debt

and will be effectively subordinated to all liabilities of each of its subsidiaries. The Company recorded the notes at their estimated fair value of $102,300 as of October 1, 2004 and is accreting the value of the discount over the remaining term of the notes to their stated maturity value using a method that approximates the effective interest method. As of September 30, 2005 the carrying value on the notes was $103,545, resulting in an unamortized discount of $6,455.

The notes are convertible into shares of Hewitt Class A common stock at any time before the close of business on the date of their maturity, unless the notes have previously been redeemed or repurchased, if (1) the price of Hewitt's Class A common stock issuable upon conversion of a note reaches a specified threshold, (2) the notes are called for redemption, (3) specified corporate transactions occur or (4) the trading price of the notes falls below certain thresholds. The conversion rate is 17.0068 shares of Hewitt Class A common stock per each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to a conversion price of approximately $58.80 per share. Based upon the $58.80 conversion price, the notes would be convertible into 1,870,748 shares of Hewitt Class A common stock.

On or after October 5, 2008, Hewitt has the option to redeem all or a portion of the notes that have not been previously converted or repurchased at a redemption price of 100% of the principal amount of the notes plus accrued interest and liquidated damages owed, if any, to the redemption date. Holders have the option, subject to certain conditions, to require Hewitt to repurchase any notes held by the holder on October 1, 2008 or upon a change in control, at a price equal to 100% of the principal amount of the notes plus accrued interest and liquidated damages owed, if any, to the date of purchase.

Unsecured Senior Term Notes

The unsecured senior term notes were issued to various financial institutions consisting primarily of insurance companies. The terms and balances of the unsecured senior term notes are as follows:

Terms	Balance at Issuance	Interest Rate	September 30, 2005	September 30, 2004
Issued October 16, 2000, repayable on October 15, 2005	$ 10,000	7.65%	$ 10,000	$ 10,000
Issued July 7, 2000, repayable on June 30, 2007	15,000	7.93%	15,000	15,000
Issued March 30, 2000, repayable in five annual installments beginning March 2003 through March 2007	15,000	7.94%	6,000	9,000
Issued May 30, 1996, repayable in five annual installments beginning May 2004 through May 2008	50,000	7.45%	30,000	40,000
Issued July 7, 2000, repayable on June 30, 2010	10,000	8.11%	10,000	10,000
Issued on October 16, 2000, repayable on October 15, 2010	15,000	7.90%	15,000	15,000
Issued on March 30, 2000, repayable in five annual installments beginning March 2008 through March 2012	35,000	8.08%	35,000	35,000
	$150,000		$121,000	$134,000

12. Lease Agreements

The Company has obligations under long-term, non-cancelable lease agreements, principally for office space, furniture, and equipment, with terms ranging from one to twenty years. Prior to May 20, 2005, some of the leases were with related parties (see Note 13, Related Party Transactions). At September 30, 2005, all leases are with third-parties.

Capital Leases

Capital lease obligations at September 30, 2005 and 2004, consisted of the following:

	2005	2004
Building capital leases	**$79,834**	$83,023
Computer and telecommunications equipment capital leases	**632**	2,332
	80,466	85,355
Current portion	**3,989**	5,373
Capital lease obligations, less current portion	**$76,477**	$79,982

The following is a schedule of minimum future rental payments required as of September 30, 2005, under capital leases which have an initial or remaining non-cancelable lease term in excess of one year:

Capital Leases:	Principal	Interest	Total
Fiscal year ending:			
2006	$ 3,989	$ 5,713	$ 9,702
2007	4,271	5,423	9,694
2008	4,675	5,103	9,778
2009	5,147	4,750	9,897
2010	5,738	4,356	10,094
2011 and thereafter	56,646	15,261	71,907
Total minimum lease payments	$80,466	$40,606	$121,072

Building Capital Leases

The Norwalk, Connecticut capital lease is payable in monthly installments at 7.33% interest and expires in April 2017. The lease provides for stepped rents over the lease term with the option for two renewal terms of five years each. The capitalized lease and the

related capital lease obligation were recorded at lease inception and the capitalized lease asset is being amortized over the remaining lease term on a straight-line basis. The terms of the lease also provide the Company with a right of first refusal on sale if the landlord receives an offer for the sale of the building.

The Newport Beach, California capital lease is payable in monthly installments at 7.33% interest and expires in May 2017. The lease provides for stepped rents over the lease term with the option for two renewal terms of five years each. The capitalized lease and the related capital lease obligation were recorded at lease inception and the capitalized lease asset is being amortized over the remaining lease term on a straight-line basis.

Computer and Telecommunications Equipment Capital Leases

The Company's computer and telecommunications equipment installment notes and capitalized leases are secured by the related equipment and are payable typically over three to five years in monthly or quarterly installments and at various interest rates ranging from 2.455% to 7.0%.

Operating Leases

The Company also has various third-party operating leases for office space, furniture, and equipment with terms ranging from one to twenty years. The Company has various office leases that grant a free rent period and have escalating rents. Certain office leases include landlord incentives for leasehold improvements. Landlord incentives are recognized as a reduction to rental expense over the term of the lease. The accompanying consolidated statements of operations reflect rent expense on a straight-line basis recognized over the term of the leases. The difference between straight-line basis rent and the amount paid has been recorded as accrued lease obligations. The Company also has leases that have lease renewal provisions. As of September 30, 2005 all operating leases outstanding were with third parties.

The following is a schedule of minimum future rental payments as of September 30, 2005, under operating leases with an initial or remaining non-cancelable lease terms in excess of one year:

Operating Leases:	Total
Fiscal year ending:	
2006	$ 89,307
2007	78,911
2008	70,525
2009	64,758
2010	57,931
2011 and thereafter	376,359
Total minimum lease payments	$737,791

Total rental expense for operating leases amounted to $120,907, $115,685 and $104,094 in 2005, 2004 and 2003, respectively.

13. Related Party Transactions

Historically, the Company entered into real estate transactions as described below with FORE Holdings LLC, the former parent company and related party, and its subsidiaries, Hewitt Properties I LLC, Hewitt Properties II LLC, Hewitt Properties III LLC, Hewitt Properties IV LLC, and Hewitt Properties VII LLC, The Bayview Trust, and Overlook Associates (a former equity method investment of FORE Holdings). The following related party leases were outstanding during the years ended September 30, 2005, 2004 and 2003:

Holdings Property Entities	Location	Commencement Date	Expiration Date
Hewitt Properties I	Lincolnshire, Illinois	November 1998	November 2018
Hewitt Properties II	Lincolnshire, Illinois	December 1999	December 2019
Hewitt Properties III	Lincolnshire, Illinois	May 1999	May 2014
Hewitt Properties IV	Orlando, Florida	March 2000	March 2020
Hewitt Properties IV	The Woodlands, Texas	March 2000	March 2020
Overlook Associates	Lincolnshire, Illinois	*	*

*The Company had several leases with Overlook Associates, the first began in 1989 and the last expires in 2017. On July 28, 2005, FORE Holdings disposed of its 51% interest in Overlook Associates, so that these leases are no longer with a related party as of that date.

Total lease payments were $23,988, $33,814 and $34,105 in 2005, 2004 and 2003, respectively. The leases were entered into on terms comparable to those which could have been obtained in an arm's length transaction. The investment in these properties was funded through capital contributions by FORE Holdings and third-party debt. This debt was not reflected on the Company's balance sheet as it was an obligation of FORE Holdings and its related parties, and not an obligation of the Company. The Company does not guarantee the debt related to these properties.

In May 2005, FORE Holdings sold the majority of its properties to a third party. Upon closing of the sale, Hewitt Associates LLC entered into amended lease agreements with the third party. Under the amended leases, rent and lease terms remained the same. Hewitt Associates LLC has agreed to two debt covenants (minimum net worth and leverage ratio) identical to those that already exist on the Company's unsecured senior term notes and Hewitt Associates LLC also waived a purchase option right with respect to the properties sold and one other property. In exchange for the amended terms,

Hewitt Associates received $3,000 in consideration at closing from FORE Holdings. The $3,000 will reduce the Company's rent expense related to the properties over the remaining lease terms which run through March 2020.

On July 27, 2005, the Executive Committee of FORE Holdings adopted a Plan of Disposition (the "Plan"). The Plan contemplated the orderly sale and settlement of the FORE Holdings' remaining assets and payment or provision for FORE Holdings' liabilities. The Plan permitted FORE Holdings to sell any or all of its assets without further approval by its owners. On September 29, 2005, FORE Holdings transferred its remaining net assets to the FORE Holdings Liquidating Trust (the "Trust") and FORE Holdings was dissolved. The Trust was established for the sole purpose of winding up FORE Holdings' affairs and the liquidation of its assets. The Trust will terminate upon the earliest of the distribution of all the Trust's assets in accordance with the terms of the Liquidating Trust Agreement or the expiration of a period of three years from the date assets were first transferred to the Trust. The existence of the Trust may, however, be extended to such later date if there is any claim pending by or against the Trust.

Pursuant to a Services Agreement assigned by FORE Holdings to the Trust, through the earlier of September 30, 2007 and the termination of the Trust, Hewitt Associates LLC, a subsidiary of the Company, will provide certain support services to the Trust, primarily in the financial, real estate and legal departments, as may be requested by the Trust from time to time. The Trust will pay Hewitt Associates LLC an annual fee of $50 for basic services and an additional fee for additional services on a time-and-materials basis. Fees for services Hewitt Associates LLC provided under the services agreement, totaled $69, $117 and $425 for the years ended September 30, 2005, 2004 and 2003, respectively. At September 30, 2005, unpaid fees from FORE Holdings were $17.

14. Restructuring Activities

The Company realigned its client development group and incurred one-time severance-related expenses as a result in the year ended September 30, 2005. The majority of these costs are reflected within unallocated shared service costs and these expenses are shown within compensation and related expenses on the Company's statement of operations. The Company expects to pay these costs by January 31, 2006; however, employees were not required to provide service beyond sixty days. (See Note 20 for additional information.)

	Severance Costs
Severance cost accrual	$ 9,383
Cash payments	(6,252)
Adjustments	(230)
Balance September 30, 2005	$ 2,901

15. Retirement Plans

Employee 401(k) and Profit Sharing Plan

The Company has a qualified 401(k) and profit sharing plan for its eligible employees. Under the plan, Hewitt makes annual contributions equal to a percentage of participants' total cash compensation and may make additional contributions in accordance with the terms of the plan. Additionally, employees may make contributions in accordance with the terms of the plan, with a portion of those contributions matched by the Company. In 2005, 2004, and 2003, profit sharing plan expenses were $41,715, $58,035 and $53,980, respectively.

Defined Benefit Plans

With the acquisition of the actuarial and benefits consulting business of Bacon & Woodrow, the Company acquired a defined benefit pension plan, which was closed to new entrants in 1998 and provides retirement benefits to eligible employees. The Company also has other smaller defined benefit pension plans to provide benefits to eligible employees. It is the Company's policy to fund in accordance with local practice and legislation.

Healthcare Plans

The Company provides health benefits for retired employees and certain dependents when the employee becomes eligible for these benefits by satisfying plan provisions which include certain age and service requirements. The health benefit plans covering substantially all U.S. and Canadian employees are contributory, with contributions reviewed annually and adjusted as appropriate. These plans contain other cost-sharing features such as deductibles and coinsurance. The Company does not pre-fund these plans and has the right to modify or terminate any of these plans in the future.

The following tables provide a reconciliation of the changes in the defined benefit and healthcare plans' benefit obligations and fair value of assets for the years ended September 30, 2005 and 2004, and a statement of funded status as of September 30, 2005 and 2004.

	Pension Benefits		Health Benefits	
	2005	2004	2005	2004
Change in Benefit Obligation				
Benefit obligation, beginning of year	**$141,128**	$128,633	**$ 13,484**	$ 11,627
Acquisitions	**37**	726	—	—
Service cost	**9,854**	8,264	**1,267**	1,138
Interest cost	**8,331**	7,160	**791**	692
Plan amendments	—	—	—	333
Actuarial (gains)/losses	**17,895**	(9,056)	**2,514**	292
Benefit payments	**(3,410)**	(3,745)	**(395)**	(598)
Changes in foreign exchange rates	**(4,684)**	9,146	—	—
Benefit obligation end of year	**$169,151**	$141,128	**$ 17,661**	$ 13,484
Change in Plan Assets				
Fair value of plan assets, beginning of year	**$103,595**	$ 87,750	**$ —**	$ —
Acquisitions	—	436	—	—
Actual return on plan assets	**13,717**	5,049	—	—
Employer contribution	**11,359**	8,176	**395**	598
Benefit payments	**(3,410)**	(3,745)	**(395)**	(598)
Changes in foreign exchange rates	**(3,413)**	5,929	—	—
Fair value of plan assets, end of year	**$121,848**	$103,595	**$ —**	$ —
Reconciliation of Accrued Obligation and Total Amount Recognized				
Unfunded status	**$ (47,303)**	$ (37,533)	**$(17,661)**	$(13,484)
Unrecognized net loss	**23,058**	14,708	**6,275**	3,875
Unrecognized prior service cost	—	—	**2,753**	2,953
Unrecognized transition obligation	—	—	**426**	459
Net amount recognized, end of year	**$ (24,245)**	$ (22,825)	**$ (8,207)**	$ (6,197)
Amounts recognized in Balance Sheet are as follows:				
Accrued benefit cost	**$ (26,642)**	$ (22,825)	**$ (8,207)**	$ (6,197)
Accumulated other comprehensive income	**2,397**	—	—	—
Net amount recognized	**$ (24,245)**	$ (22,825)	**$ (8,207)**	$ (6,197)
Accumulated Benefit Obligation	**$148,144**	$118,358		

The assumptions used in the measurement of our benefit obligations and net benefit costs as of and for the years ended June 30, 2005, 2004 and 2003 are as follows:

	Pension Benefits			Health Benefits		
	2005	2004	2003	2005	2004	2003
Weighted-average assumptions:						
Discount rate	**4.39%**	5.23%	4.85%	**5.00%**	6.00%	6.00%
Expected return on plan assets	**5.26%**	5.99%	5.51%	**N/A**	N/A	N/A
Rate of compensation increase	**3.54%**	3.73%	3.40%	**N/A**	N/A	N/A

The health plan provides flat dollar credits based on years of service and age at retirement. Service for determining credits will be frozen as of December 31, 2005. There is a small group of grandfathered retirees who receive postretirement medical coverage at a percentage of cost. The liabilities for these retirees are valued assuming a 10.5% health care cost trend rate for 2005. The rate was assumed to decrease gradually to 6.0% in 2014 and remain at that level thereafter.

The effect of a one percentage point increase or decrease in the assumed health care cost trend rates on total service and interest costs and the postretirement benefit obligation are provided in the following table.

	2005	2004
Effect of 1% Change in the Assumed Health Care Cost Trend Rates		
Effect of 1% increase on:		
Total of service and interest cost components	**$ 3**	$ 4
Benefit obligations	**56**	50
Effect of 1% decrease on:		
Total of service and interest cost components	**$ (3)**	$ (4)
Benefit obligation	**(51)**	(46)

The Company's pension plan weighted-average asset allocations at September 30, 2005, and 2004, by asset category are as follows:

Asset Category	2005	2004
Equity securities	**43.29%**	40.47%
Debt securities	**43.81%**	46.99%
Real estate	**4.11%**	4.70%
Other	**8.79%**	7.84%
Total	**100.00%**	100.00%

The investment objectives for the pension plan assets are to generate returns that will enable the plans to meet their future obligations. The strategies balance the requirement to generate returns through investments such as equity securities, with the need to control risk through less volatile assets such as fixed income securities, while also meeting local regulations. Approximately 89% of the Company's plan assets relate to the Company's pension plans in the United Kingdom and Switzerland. In the United Kingdom, the plan assets are managed in two separate portfolios, an equity portfolio and a bond portfolio. The strategy is to invest 56% and 44% of the plan assets in equity securities and debt securities, respectively. The total return is tracked to the relevant market index, within specified tolerances and after allowance for withholding tax where applicable, for each of the funds in which the assets are invested. The plan assets for the Switzerland plan are managed in accordance with the laws in Switzerland. Within the scope of the Swiss laws, the strategy targets equity securities of 35%–45%, debt securities of 35%–65%, real estate investments of 5%–15% and other investments of 0%–5%.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits	Health Benefits
2006	$ 2,786	$ 366
2007	2,770	405
2008	3,157	474
2009	3,206	575
2010	3,248	653
Years 2011 through 2015	34,928	5,050

The components of net periodic benefit costs for the three years ended September 30, 2005 include:

	Pension Benefits			Health Benefits		
	2005	2004	2003	2005	2004	2003
Components of Net Periodic Benefit Cost						
Service cost	**$ 9,854**	$ 8,264	$ 5,784	**$1,267**	$1,138	$ 803
Interest cost	**8,331**	7,160	4,107	**791**	692	597
Expected return on plan assets	**(6,738)**	(5,613)	(3,411)	—	—	—
(Gain) loss recognized in the year	**4**	10	—	—	—	—
Amortization of:						
Unrecognized prior service cost	—	—	—	**199**	179	160
Unrecognized loss	**155**	360	—	**115**	115	66
Transition obligation	—	—	—	**33**	33	33
Net periodic benefit cost	**$11,606**	$10,181	$ 6,480	**$2,405**	$2,157	$1,659

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") became effective. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least the actuarial equivalent of Medicare Part D.

In accordance with the FASB Staff Position 106-2 ("FSP 106-2"), Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 and revised guidance released in January 2005, the Company evaluated its plan and determined that the plan is the actuarial equivalent of a benefit under Medicare Part D. The adoption of FSP 106-2 has

not had, and is not expected to have, a material effect on the financial condition or results of operations of the Company. The financial statements and the notes to the financial statements do not include the effect of the Act on the accumulated postretirement benefit obligation or the net periodic postretirement benefit cost.

The Company presently anticipates contributing approximately $12,500 to fund its pension plans and $370 to fund its health benefit plans in fiscal 2006.

16. Stock-Based Compensation Plans

In 2002, the Company adopted the Hewitt Associates, Inc. Global Stock and Incentive Compensation Plan (the "Plan") for employees and directors. The Plan is administered by the Compensation and Leadership Committee of the Board of Directors of the Company (the "Committee"). Under the Plan, employees and directors may receive awards of nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, and cash-based awards, and employees can also receive incentive stock options. As of September 30, 2005, only restricted stock, restricted stock units and nonqualified stock options have been granted. A total of 25,000,000 shares of Class A common stock have been reserved for issuance under the Plan. As of September 30, 2005, there were 8,040,047 shares available for grant under the Plan.

Restricted Stock and Restricted Stock Units

In connection with the initial public offering, the Company granted 5,789,908 shares of Class A restricted stock and restricted stock units to employees. The restricted stock and restricted stock units have substantially the same terms, except the holders of restricted stock units do not have voting rights. The one-time initial public offering-related awards were valued at $110,141 on the June 27, 2002 grant date (a weighted price of $19.02 per share) and recognized as unearned compensation within stockholders' equity. Over the six-month and four-year vesting periods, the unearned compensation is being recognized as compensation expense. For the years ended September 30, 2005, 2004 and 2003, compensation expense for the initial public offering restricted stock awards was $17,355, $16,733 and $39,010, respectively, including the award compensation expense and applicable payroll taxes for the respective periods. In the year ended September 30, 2005, the Company granted 735,249 restricted stock and restricted stock units at a weighted-average grant price of $26.92. On October 3, 2005, the Company also granted 2,282,190 shares of restricted stock and restricted stock units at a price of $27.59. The majority of these shares vest evenly through July 1, 2009, and portions of the awards vest through July 1, 2007 and July 1, 2008.

Stock Options

The Committee may grant both incentive stock options and nonqualified stock options to purchase shares of Class A common stock. Subject to the terms and provisions of the Plan, options may be granted to participants in such number, and upon such terms, as determined by the Committee, provided that incentive stock options may not be granted to non-employee directors. The option price is determined by the Committee, provided that for options issued to participants in the United States, the option price may not be less than 100% of the fair market value of the shares on the date the option is granted and no option may be exercisable later than the tenth anniversary of its grant. The nonqualified stock options granted vest ratably over a period of four years. As of September 30, 2005, the Company has 10,364,866 options outstanding with a weighted-average exercise price of $23.75.

On June 8, 2005, the Company's Board of Directors approved the acceleration on such date of the vesting of certain outstanding, unvested out-of-the-money stock options awarded in the 2004 equity cycle under the Company's Global Stock and Incentive Compensation Plan, except for options awarded to employees in certain non-U.S. jurisdictions where the vesting would cause tax or regulatory issues. None of the stock options impacted by the acceleration are stock options held by any of the Company's independent directors. The 2004 stock options that were accelerated have exercise prices that are above $25.50, the closing price of the Company's common stock on the New York Stock Exchange on June 8, 2005, and range in exercise price from $27.47 to $29.32 per share. Options to purchase approximately 3,487,318 shares became exercisable immediately as a result of the acceleration of vesting. The primary purpose of the acceleration was to reduce the impact of future compensation expense that the Company would otherwise recognize in its consolidated statement of operations with respect to these options upon the effective date of SFAS No. 123(R), which the Company believes to be in the best interest of stockholders. The Company also believes that because the stock options which were accelerated have exercise prices in excess of the current market price, the stock options are not fully achieving their original objective of incentive compensation and employee retention, and the acceleration may have a positive impact on employee morale.

The following table summarizes stock option activity during 2005, 2004 and 2003:

	2005		2004		2003	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at beginning of fiscal year	**11,212,831**	**$23.71**	7,791,989	$21.70	4,089,003	$19.29
Granted	—	—	3,892,029	27.35	3,844,793	24.19
Exercised	**(445,528)**	**22.14**	(185,234)	19.57	(35,808)	19.00
Forfeited	**(364,274)**	**24.63**	(273,022)	20.19	(105,999)	20.11
Expired	**(38,163)**	**23.27**	(12,931)	20.42	—	—
Outstanding at end of fiscal year	**10,364,866**	**$23.75**	11,212,831	$23.71	7,791,989	$21.70
Exercisable options at end of fiscal year	**7,874,066**	**$24.01**	2,926,847	$20.95	1,106,256	$19.42

The Company did not grant options in the year ended September 30, 2005. The weighted-average estimated fair market value of employee stock options granted during 2004 and 2003 was $10.10 and $8.59 per share, respectively. These stock options were granted at exercise prices equal to the current fair market value of the underlying stock. The following table summarizes information about stock options outstanding at September 30, 2005.

	Outstanding Options			Exercisable Options	
Reasonable price range groupings:	Number Outstanding	Weighted-Average Exercise Price	Weighted-Average Term (Years)	Number Outstanding	Weighted-Average Exercise Price
$19.00	3,203,033	$19.00	6.7	2,454,066	$19.00
$23.50–$29.30	7,106,476	25.76	8.2	5,390,454	26.24
$32.45–$34.60	55,357	32.72	8.6	29,546	32.70
	10,364,866	$23.75	7.8	7,874,066	$24.01

17. Legal Proceedings

The Company is occasionally subject to lawsuits and claims arising in the normal conduct of business. Management does not expect the outcome of any pending matter to have a material adverse affect on the business, financial condition or results of operations of the Company.

The Company provides indemnifications of varying scope and size to certain customers against claims of intellectual property infringement made by third parties arising from the use of our products or receipt of our services. The Company evaluates estimated losses for such indemnifications under SFAS 5, *Accounting for Contingencies*, as interpreted by FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. Management considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. As of September 30, 2005, the Company had no outstanding claims and was not subject to any pending litigation alleging that the Company's products or services infringe the intellectual property rights of any third parties.

18. Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consists of the following components:

	Foreign Currency Translation Adjustment	Minimum Pension Liability	Unrealized Losses on Investments	Accumulated Other Comprehensive Income
As of September 30, 2002	$16,881	$ (690)	$ —	$16,191
Other comprehensive income (loss)	22,699	(333)	—	22,366
As of September 30, 2003	39,580	(1,023)	—	38,557
Other comprehensive income	29,470	1,023	—	30,493
As of September 30, 2004	69,050	—	—	69,050
Other comprehensive income (loss)	**3,270**	**(2,397)**	**(135)**	**738**
As of September 30, 2005	**$72,320**	**$(2,397)**	**$(135)**	**$69,788**

The change in foreign currency translation during the years ended September 30, 2005, 2004 and 2003 were primarily related to changes in the value of the British pound sterling relative to the U.S. dollar.

19. Income Taxes

For the years ended September 30, 2005, 2004 and 2003, the Company's provision for income taxes aggregated $85,783, $85,015 and $66,364, respectively, and consisted of the following:

	2005			2004			2003		
	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total
U.S. Federal	**$(4,825)**	**$79,236**	**$74,411**	$41,177	$29,218	$70,395	$24,018	$31,931	$55,949
State and local	**1,215**	**5,648**	**6,863**	7,297	3,163	10,460	3,808	4,254	8,062
Foreign	**7,675**	**(3,166)**	**4,509**	4,160	—	4,160	2,353	—	2,353
	$ 4,065	**$81,718**	**$85,783**	$52,634	$32,381	$85,015	$30,179	$36,185	$66,364

Tax benefits associated with the vesting of restricted stock and restricted stock units and the exercise of nonqualified stock options were credited directly to additional paid-in capital and amounted to $3,204, $4,000 and $12,000 in 2005, 2004 and 2003, respectively.

Income tax expense for the period differed from the amounts computed by applying the U.S. federal income tax rate of 35% to income before taxes as a result of the following:

	2005	2004	2003
Provision for taxes at U.S. federal statutory rate	**$77,180**	$72,751	$56,224
Increase (reduction) in income taxes resulting from:			
State and local income taxes, net of federal income tax benefits	**3,733**	7,799	5,040
Nondeductible expenses	**2,018**	909	839
International losses with no related tax benefits and tax expense at different rates	**1,893**	3,909	2,923
Other	**959**	(353)	1,338
	$85,783	$85,015	$66,364

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	2005	2004
Deferred tax assets:		
Deferred contract revenues	**$ 51,370**	$ 44,400
Accrued expenses	**22,490**	22,157
Foreign tax loss carryforwards	**48,604**	38,097
Foreign accrued expenses	**12,326**	—
Depreciation and amortization	**3,284**	—
Domestic tax loss carryforwards	**59,969**	—
Other	**3,215**	4,635
	201,258	109,289
Valuation allowance	**(57,042)**	(38,097)
	$144,216	$ 71,192
Deferred tax liabilities:		
Deferred contract costs	**$ 93,521**	$ 53,863
Compensation and benefits	**31,616**	22,804
Goodwill and intangible amortization	**89,923**	31,959
Depreciation and amortization	—	10,799
Other	**22,677**	21,977
	$237,737	$141,402

The domestic net operating loss carryforward of $59,969 relates to the Exult merger (see Note 5 for additional information) and expires from 2017–2024. Approximately $55,000 of the net operating losses is expected to be utilized through 2008 with the remainder expected to be utilized by 2014.

At September 30, 2005, the Company has available foreign net operating loss carryforwards of approximately $158,860, of which $101,034 has already provided a U.S. tax benefit. The remaining net operating loss carryforward of $57,826 includes $11,926 which expire at various dates between 2006 and 2015, and the remainder have an indefinite carryforward period. The valuation allowance primarily represents loss carryforwards and deductible temporary differences for which utilization is uncertain given the lack of sustained profitability of foreign entities and/or limited carryforward periods.

United States income taxes have not been provided on undistributed earnings of international subsidiaries. Those earnings are considered to be indefinitely reinvested. Upon distribution of those earnings in the form of dividends or otherwise, the Company may be subject to both U.S. income taxes (subject to adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

20. Segments and Geographic Data

Under SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, the Company has determined that it has two reportable segments based on similarities among the operating units including homogeneity of services, service delivery methods, and use of technology. The two segments are Outsourcing and Consulting.

- **Outsourcing**—Hewitt applies its human resources expertise and employs its integrated technology solutions to administer its clients' human resources programs. Hewitt's Benefits Outsourcing services include health and welfare (such as medical plans), defined contribution (such as 401(k) plans) and defined benefit (such as pension plans). In addition to Benefits Outsourcing services, Hewitt's Human Resources Business Process Outsourcing ("HR BPO") services include workforce administration, rewards management, recruiting and staffing, payroll processing, performance management, learning and development, talent management, global mobility, time and attendance, accounts payable, procurement expertise and vendor management.
- **Consulting**—Hewitt provides a wide array of consulting and actuarial services covering the design, implementation, communication and operation of health and welfare, compensation and retirement plans, and broader human resources programs and processes.

While the Company reports revenues and direct expenses based on these two segments, it combines its expertise in human resources outsourcing and consulting to create complete human resources solutions and a full continuum of human resources services.

The Company operates many of the administrative and support functions of its business through the use of centralized shared service operations to provide an economical and effective means of supporting the Outsourcing and Consulting segments. These shared services include information systems, human resources, general office support and space management, overall corporate management, finance and legal services. Additionally, Hewitt's client development group is included in shared services for all periods presented. In May 2005, the Company announced plans to restructure and realign the client development group to report into industry and client teams in the Outsourcing and Consulting segments in the upcoming 2006 fiscal year. The realignment of this group is expected to be completed by the end of calendar year 2005.

In all reported periods, the compensation and related expenses, other operating expenses, and selling, general and administrative expenses of the administrative and marketing functions are not allocated to the business segments; rather, they are included in unallocated shared service costs. The costs of information systems, human resources and the direct client service activities by the client development function have been, however, allocated to the Outsourcing and Consulting segments on a specific identification basis or based on usage or headcount.

The table below presents information about the Company's reportable segments for the periods presented:

	Year Ended September 30,		
	2005[1]	2004	2003[2]
Outsourcing			
Revenues before reimbursements (net revenues)	**$2,022,634**	$1,432,091	$1,247,234
Segment income	**253,474**	297,911	245,905
Net client receivables and unbilled work in process	**358,150**	294,141	
Long-term unbilled work in process	**14,271**	18,003	
Goodwill and certain intangible assets	**635,699**	65,703	
Deferred contract costs	**252,466**	162,121	
Consulting			
Revenues before reimbursements (net revenues)	**$ 817,673**	$ 772,591	$ 734,422
Segment income	**169,806**	126,064	136,380
Net client receivables and unbilled work in process	**237,541**	228,741	
Long-term unbilled work in process	**108**	—	
Goodwill and certain intangible assets	**320,670**	327,362	
Deferred contract costs	**1,039**	481	
Total Company			
Revenues before reimbursements (net revenues)	**$2,840,307**	$2,204,682	$1,981,656
Reimbursements	**58,143**	57,545	49,637
Total revenues	**$2,898,450**	$2,262,227	$2,031,293
Segment income	**$ 423,280**	$ 423,975	$ 382,285
Charges not recorded at the Segment level—			
Initial public offering restricted stock awards	**17,355**	16,733	39,010
Unallocated shared costs	**171,650**	184,409	165,294
Operating income	**$ 234,275**	$ 222,833	$ 177,981
Net client receivables and unbilled work in process	**$ 595,691**	$ 522,882	
Long-term unbilled work in process	**14,379**	18,003	
Goodwill and certain intangible assets	**956,369**	393,065	
Deferred contract costs	**253,505**	162,602	
Assets not reported by segment	**837,396**	711,422	
Total assets	**$2,657,340**	$1,807,974	

[1] On October 1, 2004, the Company merged with Exult, Inc. and its results are included in our results from that date.

[2] On June 5, 2003, the Company acquired Cyborg and on June 15, 2003, the Company acquired substantially all of the assets of NTRC. As such, their results are included in the Company's results from the respective acquisition dates.

Revenues and long-lived assets by geographic area for the following fiscal years are provided below. Revenues are attributed to geographic areas based on the country where the associates perform the services. Long-lived assets include net property and equipment, deferred contract costs, goodwill and intangible assets, such as capitalized software, but exclude investments in affiliated companies.

	Year Ended September 30,		
	2005	2004	2003
Revenues			
United States	**$2,280,439**	$1,841,294	$1,687,861
United Kingdom	**362,541**	256,230	212,899
All Other Countries	**255,470**	164,703	130,533
Total	**$2,898,450**	$2,262,227	$2,031,293
Long-Lived Assets			
United States	**$1,055,952**	$ 514,085	
United Kingdom	**380,732**	348,912	
All Other Countries	**210,453**	41,920	
Total	**$1,647,137**	$ 904,917	

21. Regulated Subsidiary

Hewitt Financial Services LLC ("HFS"), a wholly-owned subsidiary of the Company, is a registered U.S. broker-dealer. HFS is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule," and has elected to compute its net capital in accordance with the "Alternative Standard" of that rule. As of September 30, 2005 and 2004, HFS had regulatory net capital, as defined, of $5,163 and $16,274, respectively, which exceeded the amounts required by $5,093 and $16,269, respectively.

A Better Place to Work...for Everyone



Clockwise from top left
Students at Waukegan High School (Illinois) utilize the resources of the Hewitt Career Center to help map out their future plans.

Hewitt volunteers staff one of the firm's call centers used during a Red Cross-sponsored telethon to aid victims of the Tsunami disaster.

Hewitt Diversity Chorus members share their musical talents during a Black History Month performance.

Connecting. Enabling. Respecting. These are powerful words when you're a "people" company in a "people" industry. At Hewitt, these words run through everything we do, and in two significant areas—Community Relations and Diversity—they lead us beyond our doors and into the world around us.

Community Relations

In the aftermath of the Indian Ocean Tsunami, the American Red Cross of Greater Chicago was planning a telethon that would be so widely broadcast that the Red Cross call center would not be able to handle the expected volume.

It was a problem for which Hewitt had a ready solution—exceptional people and technology. The telethon went forward as planned, with Hewitt providing the call center stations and the volunteers in the U.S. and Canada.

In addition to the in-kind contributions of people and technology, our associates around the world contributed more than $440,000, resulting in a matching gift from Hewitt of almost $410,000 to the Red Cross Tsunami International Response Fund.

Little did they all know that before the year was over, we would again partner with the Red Cross for victims of Hurricane Katrina, with Hewitt volunteers and technology again playing an integral role. Including the more than $1 million in cash and in-kind contributions from Hewitt Associates, these efforts raised more than $13.5 million in total contributions.

As the largest supplier of American Red Cross "Ready When the Time Comes" volunteers in the state of Illinois, Hewitt never knows when the next call for help is going to come.

A different kind of call was answered during the 2004/2005 school year, when the Hewitt Career Center at Waukegan High School in Illinois completed its initial year. In this school, Hewitt created a 2,200-square-foot corporate environment in which Hewitt and other corporate volunteers advised students in how to explore different career options.

In its first full school year, the center contributed to a higher graduation rate, lower truancy, and increased attendance.

By the end of 2005, plans were under way to create additional Hewitt Career Centers in other communities in which we work.

However, Hewitt's connecting, enabling, and respecting effect on the community is not the only kind that makes headlines. There are ongoing community partnerships involving donations, volunteers, and thought leadership. There are monetary grants and sweat equity contributions. There are knowledge contributions in such areas as workforce readiness, health management, financial security, and change management, as well as pro-bono services in areas such as compensation studies, retention strategies, and competency definitions. And there are matching gifts for U.S. associate contributions up to $500 to secondary and collegiate education institutions (established in memory of Hewitt's founder, Ted Hewitt).

We also attempt to improve the lives of people in our communities through the Hewitt Associates Foundation, which receives voluntary contributions from associates and disburses them to charitable organizations that help needy or financially disadvantaged people.

So, in activities large and small, Hewitt is making the world a better place to work...for everyone, in communities near and far.

Diversity

Clearly, the idea of "community" is not confined to the world beyond our walls. That's why we have Associate Network Groups that respectfully connect and enable associates with similar interests and backgrounds to meet and discuss their experiences, challenges, and opportunities as they relate to working at Hewitt.

The formation of network groups is driven by associate interest. Currently there are six Associate Network Groups: Black Associates at Hewitt Associates; PrideAlliance (for gay, lesbian, bisexual, transgendered, and allied associates); Generations (for associates over 40); Hewitt Asian Diversity Network; Latino and Hispanic Associates; and Working Parents. These networks reflect our belief that the more diverse we are—in terms of race, ethnic origin, gender, sexual orientation, age, abilities, perspective, and style of thinking—the stronger, more valued, and profitable our firm will be.

Numerically, we're making progress in diverse representation. Key numbers are up in every business segment and at every contributor level since the current diversity strategy was adopted in 2003. And in the U.S. portion of our leadership ranks, the percentage of minority representation has more than doubled since 2003.

The encouragement of Associate Network Groups and a concerted effort to increase representation are examples of the first prong of our diversity strategy—*to increase our own workforce's diverse representation*.

The second prong is a position that sets Hewitt apart from most other companies that have strong diversity awareness. This second prong is *to embed diversity in our human resources consulting and outsourcing offers to clients*.

An example of this was evident in 2005 when a Hewitt team was making its pitch for an expanded client relationship with a large financial services company. Tucked among the team's ideas for technology, systems, and cost models was a presentation on the different ways a diverse workforce perceives and uses its health and 401(k) plans.

As the workforce becomes more diverse, there are new implications for the design, development, and delivery of human resources consulting and outsourcing. It affects recruiting, on-boarding, participant call centers, communications, and operations.

Hewitt has learned that race/ethnicity can be one of the top predictors of 401(k) participation, and that different minority groups can tend to be under-enrolled. This proved to be the case with one client at which 23% of the employees were African American. Hewitt partnered with the client to conduct financial seminars that would be attractive to African American employees during Black History Month. Of the nonenrolled employees who attended the seminars, 42% decided to enroll.

The third prong of our diversity strategy is *to reach out to the community to help build tomorrow's diverse workforce*. In 2005, Hewitt launched a multi-cultural, multi-ethnic advertising campaign for attracting African American, Latino, and gay and lesbian talent. Ad placements have been made in mainstream and niche publications.

For everyone at Hewitt, the diversity paradigm has moved beyond tolerance and sensitivity to cross-cultural competence. In 2005, some 2,000 U.S. leaders and managers completed training in the new paradigm. In addition, pilot training programs were conducted in Canada, the U.K., and India, where the course was tailored to the local culture. The goal is to develop cross-cultural competency to manage diversity not only within each location, but also within the normal flow of work from one location to another.

It's all part of a way of life at Hewitt, where connecting, enabling, and respecting are part of the culture that helps to make the world a better place to work...for everyone.

Board of Directors and Senior Management

As of December 1, 2005

Board of Directors

Dale L. Gifford
Chairman and Chief Executive Officer
Hewitt Associates, Inc.

Steven A. Denning[1]
Chairman
General Atlantic, LLC,
a global private equity firm

Bryan J. Doyle
President—HR Outsourcing
Hewitt Associates, Inc.

Cheryl A. Francis[1*]
Former Executive Vice President and
Chief Financial Officer
R.R. Donnelley & Sons Company,
a print media company

Julie S. Gordon
Chief Business Excellence Officer
Hewitt Associates, Inc.

Michael E. Greenlees[2,3]
Chief Executive Officer
FastChannel Network,
an advertising services company

Michele M. Hunt[2]
Founder and President
Vision & Values,
a leadership and organizational
development firm

James P. Kelly[1,3*]
Former Chairman and
Chief Executive Officer
United Parcel Service,
a package distribution company

Cary D. McMillan[2*]
Former Chief Executive Officer
Sara Lee Branded Apparel
Former Executive Vice President
Sara Lee Corporation,
a leading branded consumer packaged
goods company

Thomas J. Neff[2,3]
Chairman
Spencer Stuart, U.S.,
an executive search consulting firm

Steven P. Stanbrook[1]
President, Asia and Americas
S.C. Johnson & Son,
a manufacturer of consumer products

Board Committees:
[1] Audit
[2] Compensation and Leadership
[3] Nominating and Corporate Governance
[*] Denotes Committee Chairman

Senior Management

Dale L. Gifford[†]
Chairman and Chief Executive Officer

Sanjiv K. Anand
HR Outsourcing—Solutions, Strategy and
Development Co-Leader

John L. Anderson
HR Consulting—Global Talent and
Organization Practice Leader

Bettye B. Baldwin
HR Consulting and Integration—
Latin America Leader

Perry O. Brandorff[†]
President—HR Consulting

Jack E. Bruner
HR Consulting—Solutions and
Strategies Leader

Monica M. Burmeister
HR Consulting—Global Benefits
Practice Leader

Perry H. Cliburn[†]
Chief Information Officer

C. Lawrence Connolly, III
General Counsel

Sumer Datta
HR Outsourcing—Asia-Pacific Leader

Bryan J. Doyle[†]
President—HR Outsourcing

Eric C. Fiedler
HR Consulting and Integration—
Asia-Pacific Leader

Julie S. Gordon
Chief Business Excellence Officer

Richard H. Jones
HR Outsourcing—Europe Leader

Suzanne M. Kenney
HR Consulting—Global Communication
Practice Leader

Stephen D. King[†]
Senior Vice President—Human Resources

James R. Konieczny
HR Outsourcing—Operations Leader

Esther K. Laspisa
Chief of Staff and Corporate Relations Leader

Michael R. Lee
HR Consulting—Sales and Client
Management Leader

Charles N. Mercado
HR Outsourcing—Latin America Leader

Christopher S. Palmer
HR Outsourcing—Sales and Accounts
Co-Leader

John J. Park[†]
Chief Financial Officer

Roger S. Parkin
HR Consulting and Integration—
Europe Leader

Jocelyn P. Purtell
HR Outsourcing—North America
Operations Leader

John M. Ryan[†]
Senior Vice President—Strategy and Counsel

Michael J. Salvino
HR Outsourcing—Sales and Accounts
Co-Leader

Kristi A. Savacool[†]
Senior Vice President—Business Services

Stephen M. Unterberger
HR Outsourcing—Solutions, Strategy and
Development Co-Leader

[†] Executive Officer as defined by Securities and Exchange Commission regulations

Corporate Information

Corporate Headquarters
Mailing Address
100 Half Day Road
Lincolnshire, IL 60069
(847) 295-5000

Internet Web Site Address
www.hewitt.com

Stock Listing
New York Stock Exchange
Trading symbol: HEW

Transfer Agent and Registrar
Computershare Investor Services
P.O. Box 43023
Providence, RI 02940-3023
(877) 282-1168
www.computershare.com/equiserve

Hewitt Associates Employee HewittShares Programs
Smith Barney
70 West Madison Street
Suite 5100
Chicago, IL 60602
(800) 523-2085
www.benefitaccess.com

Annual Meeting of Stockholders
February 1, 2006—9:00 a.m.
The University of Chicago
Gleacher Center
450 North Cityfront Plaza Drive
Chicago, IL 60611

Investor Relations
Securities analysts, investment professionals, and stockholders should direct their questions to:
Investor Relations
(888) 439-6397

Community Relations
For information regarding Hewitt Associates' community relations programs and the Hewitt Associates Foundation, please direct inquiries to:
Community Relations
Hewitt Associates
100 Half Day Road
Lincolnshire, IL 60069

Public Relations
News media and trade publications should direct their inquiries to:
Public Relations
(847) 295-5000

NYSE and SEC Certifications
Hewitt Associates' Chief Executive Officer and Chief Financial Officer, respectively, have filed with the U.S. Securities and Exchange Commission those certifications required to be filed by the Company's principal executive and financial officers regarding the quality of the financial disclosures in Hewitt's report on Form 10-K for the fiscal year ended September 30, 2005. In 2005, Hewitt's Chief Executive Officer also made an unqualified certification to the New York Stock Exchange (NYSE) with respect to the Company's compliance with the NYSE corporate governance listing standards.